Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

NGL Energy Partners LP

We have audited the accompanying consolidated balance sheets of NGL Energy Partners LP (a Delaware limited partnership) and subsidiaries (the “Partnership”) as of March 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NGL Energy Partners LP and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of March 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 1, 2015 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June 1, 2015

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NGL ENERGY PARTNERS LP AND SUBSIDIARIES

Consolidated Balance Sheets

(U.S. Dollars in Thousands, except unit amounts)

	March 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,303	$10,440
Accounts receivable—trade, net of allowance for doubtful accounts of $4,367 and $2,822, respectively	1,024,226	877,904
Accounts receivable—affiliates	17,198	7,445
Inventories	441,762	310,160
Prepaid expenses and other current assets	120,855	80,350
Total current assets	1,645,344	1,286,299

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $202,959 and $109,564, respectively	1,617,389	835,848
GOODWILL	1,402,761	1,085,393
INTANGIBLE ASSETS, net of accumulated amortization of $220,517 and $116,728, respectively	1,288,343	736,106
INVESTMENTS IN UNCONSOLIDATED ENTITIES	472,673	194,821
LOAN RECEIVABLE—AFFILIATES	8,154	—
OTHER NONCURRENT ASSETS	112,837	9,164
Total assets	$6,547,501	$4,147,631

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable—trade	$833,380	$719,303
Accounts payable—affiliates	25,794	76,846
Accrued expenses and other payables	195,116	141,690
Advance payments received from customers	54,234	29,965
Current maturities of long-term debt	4,472	7,080
Total current liabilities	1,112,996	974,884

LONG-TERM DEBT, net of current maturities	2,745,299	1,629,834
OTHER NONCURRENT LIABILITIES	16,086	11,060

COMMITMENTS AND CONTINGENCIES

EQUITY:
General partner, representing a 0.1% interest, 103,899 and 79,420 notional units at March 31, 2015 and 2014, respectively	(37,021)	(45,287)
Limited partners, representing a 99.9% interest -
Common units, 103,794,870 and 73,421,309 units issued and outstanding at March 31, 2015 and 2014, respectively	2,162,924	1,570,074
Subordinated units, 5,919,346 units issued and outstanding at March 31, 2014	—	2,028
Accumulated other comprehensive loss	(109)	(236)
Noncontrolling interests	547,326	5,274
Total equity	2,673,120	1,531,853
Total liabilities and equity	$6,547,501	$4,147,631

The accompanying notes are an integral part of these consolidated financial statements.

NGL ENERGY PARTNERS LP AND SUBSIDIARIES

Consolidated Statements of Operations

(U.S. Dollars in Thousands, except unit and per unit amounts)

	Year Ended March 31,
	2015	2014	2013
REVENUES:
Crude oil logistics	$6,635,384	$4,558,545	$2,316,288
Water solutions	200,042	143,100	62,227
Liquids	2,243,825	2,650,425	1,604,746
Retail propane	489,197	551,815	430,273
Refined products and renewables	7,231,693	1,357,676	—
Other	1,916	437,713	4,233
Total Revenues	16,802,057	9,699,274	4,417,767

COST OF SALES:
Crude oil logistics	6,560,506	4,477,397	2,244,647
Water solutions	(30,506)	11,738	5,611
Liquids	2,111,614	2,518,099	1,530,459
Retail propane	278,538	354,676	258,393
Refined products and renewables	7,035,472	1,344,176	—
Other	2,583	426,613	—
Total Cost of Sales	15,958,207	9,132,699	4,039,110

OPERATING COSTS AND EXPENSES:
Operating	372,176	259,799	169,612
Loss on disposal or impairment of assets, net	41,184	3,597	187
General and administrative	149,430	75,860	52,698
Depreciation and amortization	193,949	120,754	68,853
Operating Income	87,111	106,565	87,307

OTHER INCOME (EXPENSE):
Earnings of unconsolidated entities	12,103	1,898	—
Interest expense	(110,123)	(58,854)	(32,994)
Loss on early extinguishment of debt	—	—	(5,769)
Other income, net	37,171	86	1,521
Income Before Income Taxes	26,262	49,695	50,065

INCOME TAX (PROVISION) BENEFIT	3,622	(937)	(1,875)

Net Income	29,884	48,758	48,190

LESS: NET INCOME ALLOCATED TO GENERAL PARTNER	(45,679)	(14,148)	(2,917)

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(13,223)	(1,103)	(250)

NET INCOME (LOSS) ALLOCATED TO LIMITED PARTNERS	$(29,018)	$33,507	$45,023

BASIC AND DILUTED INCOME (LOSS) PER COMMON UNIT	$(0.29)	$0.51	$0.96

BASIC AND DILUTED WEIGHTED AVERAGE COMMON UNITS OUTSTANDING	86,359,300	61,970,471	41,353,574

The accompanying notes are an integral part of these consolidated financial statements.

NGL ENERGY PARTNERS LP AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(U.S. Dollars in Thousands)

	Year Ended March 31,
	2015	2014	2013

Net income	$29,884	$48,758	$48,190
Other comprehensive income (loss)	127	(260)	(7)
Comprehensive income	$30,011	$48,498	$48,183

The accompanying notes are an integral part of these consolidated financial statements.

NGL ENERGY PARTNERS LP AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the Years Ended March 31, 2015, 2014, and 2013

(U.S. Dollars in Thousands, except unit amounts)

						Accumulated
		Limited Partners				Other
	General	Common		Subordinated		Comprehensive	Noncontrolling	Total
	Partner	Units	Amount	Units	Amount	Income (Loss)	Interests	Equity
BALANCES AT MARCH 31, 2012	$442	23,296,253	$384,604	5,919,346	$19,824	$31	$428	$405,329
Distributions	(1,778)	—	(59,841)	—	(9,989)	—	(74)	(71,682)
Contributions	510	—	—	—	—	—	403	913
Business combinations	(52,588)	24,250,258	550,873	—	—	—	4,733	503,018
Equity issued pursuant to incentive compensation plan	—	156,802	3,657	—	—	—	—	3,657
Net income	2,917	—	41,705	—	3,318	—	250	48,190
Other comprehensive loss	—	—	—	—	—	(7)	—	(7)
BALANCES AT MARCH 31, 2013	(50,497)	47,703,313	920,998	5,919,346	13,153	24	5,740	889,418
Distributions	(9,703)	—	(123,467)	—	(11,920)	—	(840)	(145,930)
Contributions	765	—	—	—	—	—	2,060	2,825
Business combinations	—	2,860,879	80,591	—	—	—	—	80,591
Sales of units, net of offering costs	—	22,560,848	650,155	—	—	—	—	650,155
Equity issued pursuant to incentive compensation plan	—	296,269	9,085	—	—	—	—	9,085
Disposal of noncontrolling interest	—	—	—	—	—	—	(2,789)	(2,789)
Net income	14,148	—	32,712	—	795	—	1,103	48,758
Other comprehensive loss	—	—	—	—	—	(260)	—	(260)
BALANCES AT MARCH 31, 2014	(45,287)	73,421,309	1,570,074	5,919,346	2,028	(236)	5,274	1,531,853
Distributions	(38,236)	—	(197,611)	—	(6,748)	—	(27,147)	(269,742)
Contributions	823	—	—	—	—	—	9,433	10,256
Business combinations	—	8,851,105	259,937	—	—	—	546,740	806,677
Sales of units, net of offering costs	—	15,017,100	541,128	—	—	—	—	541,128
Equity issued pursuant to incentive compensation plan	—	586,010	23,134	—	—	—	—	23,134
Net income (loss)	45,679	—	(25,005)	—	(4,013)	—	13,223	29,884
Other comprehensive income	—	—	—	—	—	127	—	127
Conversion of subordinated units to common units	—	5,919,346	(8,733)	(5,919,346)	8,733	—	—	—
Other	—	—	—	—	—	—	(197)	(197)
BALANCES AT MARCH 31, 2015	$(37,021)	103,794,870	$2,162,924	—	$—	$(109)	$547,326	$2,673,120

The accompanying notes are an integral part of these consolidated financial statements.

NGL ENERGY PARTNERS LP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(U.S. Dollars in Thousands)

	Year Ended March 31,
	2015	2014	2013
OPERATING ACTIVITIES:
Net income	$29,884	$48,758	$48,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including debt issuance cost amortization	210,475	132,653	77,513
Loss on early extinguishment of debt	—	—	5,769
Non-cash equity-based compensation expense	32,767	14,054	8,670
Loss on disposal or impairment of assets, net	41,184	3,597	187
Provision for doubtful accounts	3,838	2,172	1,315
Commodity derivative (gain) loss	(219,421)	43,655	4,376
Earnings of unconsolidated entities	(12,103)	(1,898)	—
Distributions of earnings from unconsolidated entities	12,539	—	—
Other	127	312	375
Changes in operating assets and liabilities, exclusive of acquisitions:
Accounts receivable—trade	50,887	21,388	2,562
Accounts receivable—affiliates	(9,225)	18,002	(12,877)
Inventories	243,292	(73,321)	18,433
Prepaid expenses and other assets	(34,505)	20,308	22,585
Accounts payable—trade	(1,965)	(167,060)	(16,913)
Accounts payable—affiliates	(51,121)	67,361	(6,813)
Accrued expenses and other liabilities	(53,844)	(41,671)	(9,689)
Advance payments received from customers	19,585	(3,074)	(11,049)
Net cash provided by operating activities	262,394	85,236	132,634

INVESTING ACTIVITIES:
Purchases of long-lived assets	(203,760)	(165,148)	(72,475)
Purchases of pipeline capacity allocations	(24,218)	—	—
Purchase of equity interest in Grand Mesa Pipeline	(310,000)	—	—
Acquisitions of businesses, including acquired working capital, net of cash acquired	(960,922)	(1,268,810)	(490,805)
Cash flows from commodity derivatives	199,165	(35,956)	11,579
Proceeds from sales of assets	26,262	24,660	5,080
Investments in unconsolidated entities	(33,528)	(11,515)	—
Distributions of capital from unconsolidated entities	10,823	1,591	—
Loan for facility under construction	(63,518)	—	—
Payments on loan for facility under construction	1,625	—	—
Loans to affiliates	(8,154)	—	—
Other	4	(195)	—
Net cash used in investing activities	(1,366,221)	(1,455,373)	(546,621)

FINANCING ACTIVITIES:
Proceeds from borrowings under revolving credit facilities	3,764,500	2,545,500	1,227,975
Payments on revolving credit facilities	(3,280,000)	(2,101,000)	(964,475)
Issuances of notes	400,000	450,000	250,000
Proceeds from borrowings on other long-term debt	—	880	653
Payments on other long-term debt	(6,688)	(8,819)	(4,837)
Debt issuance costs	(11,076)	(24,595)	(20,189)
Contributions from general partner	823	765	510
Contributions from noncontrolling interest owners	9,433	2,060	403
Distributions to partners	(242,595)	(145,090)	(71,608)
Distributions to noncontrolling interest owners	(27,147)	(840)	(74)
Proceeds from sale of common units, net of offering costs	541,128	650,155	(642)
Taxes paid on behalf of equity incentive plan participants	(13,491)	—	—
Other	(197)	—	—
Net cash provided by financing activities	1,134,690	1,369,016	417,716
Net increase (decrease) in cash and cash equivalents	30,863	(1,121)	3,729
Cash and cash equivalents, beginning of period	10,440	11,561	7,832
Cash and cash equivalents, end of period	$41,303	$10,440	$11,561

The accompanying notes are an integral part of these consolidated financial statements.

NGL ENERGY PARTNERS LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2015 and 2014, and for the Years Ended March 31, 2015, 2014, and 2013

Note 1—Nature of Operations and Organization

NGL Energy Partners LP (“we,” “us,” “our,” or the “Partnership”) is a Delaware limited partnership formed in September 2010. NGL Energy Holdings LLC serves as our general partner. On May 17, 2011, we completed our initial public offering (“IPO”). Subsequent to our IPO, we significantly expanded our operations through numerous acquisitions, as described below. At March 31, 2015, our operations include:

•                  Our crude oil logistics segment, the assets of which include owned and leased crude oil storage terminals, owned and leased pipeline injection stations, a fleet of owned trucks and trailers, a fleet of owned and leased railcars, a fleet of owned and leased barges and towboats, and a 50% interest in a crude oil pipeline. Our crude oil logistics segment purchases crude oil from producers and transports it for resale at owned and leased pipeline injection stations, storage terminals, barge loading facilities, rail facilities, refineries, and other trade hubs.

•                  Our water solutions segment, the assets of which include water treatment and disposal facilities. Our water solutions segment generates revenues from the treatment and disposal of wastewater generated from crude oil and natural gas production, from the sale of recycled water and recovered hydrocarbons, and from the disposal of solids such as tank bottoms and drilling fluids.

•                  Our liquids segment, which supplies natural gas liquids to retailers, wholesalers, refiners, and petrochemical plants throughout the United States and in Canada, and which provides natural gas liquids terminaling services through its 21 owned terminals throughout the United States and railcar transportation services through its fleet of leased railcars. Our liquids segment purchases propane, butane, and other products from refiners, processing plants, producers, and other parties, and sells the products to retailers, refiners, petrochemical plants, and other participants in the wholesale markets.

•                  Our retail propane segment, which sells propane, distillates, and equipment and supplies to end users consisting of residential, agricultural, commercial, and industrial customers and to certain resellers in 25 states and the District of Columbia.

•                  Our refined products and renewables segment, which conducts gasoline, diesel, ethanol, and biodiesel marketing operations. We also own the 2.0% general partner interest and a 19.6% limited partner interest in TransMontaigne Partners L.P. (“TLP”), which conducts refined products terminaling operations. TLP also owns a 42.5% interest in Battleground Oil Specialty Terminal Company LLC (“BOSTCO”) and a 50% interest in Frontera Brownsville LLC (“Frontera”), which are entities that own refined products storage facilities.

Acquisitions

At the time of our IPO, we owned a retail propane business operating primarily in Illinois and Indiana and a natural gas liquids wholesale business with three natural gas liquids terminals. Subsequent to our IPO, we significantly expanded our operations through numerous acquisitions, including the following, among others:

Year Ended March 31, 2012

•                  In October 2011, we completed a business combination with E. Osterman Propane, Inc., its affiliated companies, and members of the Osterman family, whereby we acquired retail propane operations in the northeastern United States.

•                  In November 2011, we completed a business combination with SemStream, L.P. (“SemStream”), whereby we acquired SemStream’s wholesale natural gas liquids supply and marketing operations and its 12 natural gas liquids terminals.

•                  In January 2012, we completed a business combination with seven companies associated with Pacer Propane Holding, L.P., whereby we acquired retail propane operations, primarily in the western United States.

•                  In February 2012, we completed a business combination with North American Propane, Inc., whereby we acquired retail propane and distillate operations in the northeastern United States.

Year Ended March 31, 2013

•                  In May 2012, we acquired the retail propane and distillate operations of Downeast Energy Corp. These operations are primarily in the northeastern United States.

•                  In June 2012, we completed a business combination with High Sierra Energy, LP and High Sierra Energy GP, LLC (collectively, “High Sierra”), whereby we acquired all of the ownership interests in High Sierra. High Sierra’s businesses include crude oil gathering, transportation and marketing; water treatment, disposal, and transportation; and natural gas liquids transportation and marketing.

•                  In November 2012, we completed a business combination whereby we acquired Pecos Gathering & Marketing, L.L.C. and certain of its affiliated companies (collectively, “Pecos”). The business of Pecos consists primarily of crude oil purchasing and logistics operations in Texas and New Mexico.

•                  In December 2012, we completed a business combination whereby we acquired all of the membership interests in Third Coast Towing LLC (“Third Coast”). The business of Third Coast consists primarily of transporting crude oil via barge.

Year Ended March 31, 2014

•                  In July 2013, we completed a business combination whereby we acquired the operating assets of Crescent Terminals, LLC, which operates a leased crude oil storage and dock facility in Port Aransas, Texas, and the ownership interests in Cierra Marine, LP and its affiliated companies, whereby we acquired a fleet of four towboats and seven crude oil barges operating in the intercoastal waterways of Texas.

•                  In July 2013, we completed a business combination with High Roller Wells Big Lake SWD No. 1, Ltd., whereby we acquired a water treatment and disposal facility in the Permian Basin in Texas. We also entered into a development agreement that provides us the right to purchase water treatment and disposal facilities developed by the other party to the agreement, and we are also party to a solids facilities development agreement with this other party. During March 2014, we purchased one additional facility under this development agreement. During the year ended March 31, 2015, we purchased 16 water treatment and disposal facilities under this development agreement.

•                  In August 2013, we completed a business combination whereby we acquired seven entities affiliated with Oilfield Water Lines LP (collectively, “OWL”). The businesses of OWL include four water treatment and disposal facilities in the Eagle Ford shale play in Texas.

•                  In September 2013, we completed a business combination with Coastal Plains Disposal #1, LLC, whereby we acquired the ownership interests in three water treatment and disposal facilities in the Eagle Ford shale play in Texas, and the option to acquire an additional facility which we exercised in March 2014.

•                  In December 2013, we acquired the ownership interests in Gavilon, LLC (“Gavilon Energy”). The assets of Gavilon Energy include crude oil terminals in Oklahoma, Texas, and Louisiana, a 50% interest in Glass Mountain Pipeline, LLC (“Glass Mountain”), which owns a crude oil pipeline that originates in western Oklahoma and terminates in Cushing, Oklahoma and became operational in February 2014, and an interest in an ethanol production facility in the Midwest. The operations of Gavilon Energy include the marketing of crude oil, refined products, ethanol, biodiesel, and natural gas liquids, and also include crude oil storage in Cushing, Oklahoma.

Year Ended March 31, 2015

•                  In July 2014, we acquired TransMontaigne Inc. (“TransMontaigne”). As part of this transaction, we also purchased inventory from the previous owner of TransMontaigne. The operations of TransMontaigne include the marketing of refined products. As part of this transaction, we acquired the 2.0% general partner interest, the incentive distribution rights, a 19.7% limited partner interest in TLP, and assumed certain terminaling service agreements with TLP from an affiliate of the previous owner of TransMontaigne.

•                  In November 2014, we completed the acquisition of two saltwater disposal facilities in the Bakken shale play in North Dakota.

•                  In February 2015, we acquired Sawtooth NGL Caverns, LLC (“Sawtooth”), which owns a natural gas liquids salt dome storage facility in Utah with rail and truck access to western U.S. markets and entered into a construction agreement to expand the storage capacity of the facility.

Note 2—Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include our accounts and those of our controlled subsidiaries. Investments where we do not have the ability to exercise control, but do have the ability to exercise significant influence, are accounted for using the equity method of accounting. All significant intercompany transactions and account balances have been eliminated in consolidation.

We have made certain reclassifications to prior period financial statements to conform to classification methods used in fiscal year 2015. These reclassifications had no impact on previously reported amounts of equity or net income. In addition, certain balances at March 31, 2014 were adjusted to reflect the final acquisition accounting for certain business combinations.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period.

Critical estimates we make in the preparation of our consolidated financial statements include determining the fair value of assets and liabilities acquired in business combinations; the collectability of accounts receivable; the recoverability of inventories; useful lives and recoverability of property, plant and equipment and amortizable intangible assets; the impairment of goodwill; the fair value of asset retirement obligations; the value of equity-based compensation; and accruals for various commitments and contingencies, among others. Although we believe these estimates are reasonable, actual results could differ from those estimates.

Fair Value Measurements

We apply fair value measurements to certain assets and liabilities, principally our commodity derivative instruments and assets and liabilities acquired in business combinations. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. This includes not only the credit standing of counterparties and credit enhancements but also the impact of our own nonperformance risk on our liabilities. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability (the market for which the reporting entity would be able to maximize the amount received or minimize the amount paid). We evaluate the need for credit adjustments to our derivative instrument fair values in accordance with the requirements noted above. Such adjustments were not material to the fair values of our derivative instruments.

We use the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•                  Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access at the measurement date.

•                  Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 include non-exchange traded derivatives such as over-the-counter commodity price swap and option contracts and interest rate protection agreements. We determine the fair value of all of our derivative financial instruments utilizing pricing models for significantly similar instruments. Inputs to the pricing models include publicly available prices and forward curves generated from a compilation of data gathered from third parties.

•                  Level 3—Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement requires judgment, considering factors specific to the asset or liability.

Derivative Financial Instruments

We record our derivative financial instrument contracts at fair value in our consolidated balance sheets, with changes in the fair value of our commodity derivative instruments included in our consolidated statements of operations in cost of sales. Contracts that qualify for the normal purchase or sale election and are designated as such are not accounted for as derivatives at fair value and, accordingly, are recorded when the delivery occurs.

We have not designated any financial instruments as hedges for accounting purposes. All mark-to-market gains and losses on commodity derivative instruments that do not qualify as normal purchases or sales, whether cash transactions or non-cash mark-to-market adjustments, are reported within cost of sales in our consolidated statements of operations, regardless of whether the contract is physically or financially settled.

We utilize various commodity derivative financial instrument contracts to help reduce our exposure to variability in future commodity prices. We do not enter into such contracts for trading purposes. Changes in assets and liabilities from commodity derivative financial instruments result primarily from changes in market prices, newly originated transactions, and the timing of settlements. We attempt to balance our contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on our assessment of anticipated market movements. Inherent in the resulting contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. We take an active role in managing and controlling market risk and credit risk and have established control procedures that we review on an ongoing basis. We monitor market risk through a variety of techniques and attempt to minimize credit risk exposure through credit policies and periodic monitoring procedures.

Revenue Recognition

We record revenues from product sales at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser. We record terminaling, transportation, storage, and service revenues at the time the service is performed, and we record tank and other rentals over the term of the lease. Pursuant to terminaling services agreements with certain of our throughput customers, we are entitled to the volume of product gained resulting from differences in the measurement of product volumes received and distributed at our terminaling facilities. Such measurement differentials occur as the result of the inherent variances in measurement devices and methodology. We recognize as revenue the net proceeds from the sale of the product gained. Revenues for our water solutions segment are recognized upon receipt of the wastewater at our treatment and disposal facilities.

We report taxes collected from customers and remitted to taxing authorities, such as sales and use taxes, on a net basis. Amounts billed to customers for shipping and handling costs are included in revenues in our consolidated statements of operations.

We enter into certain contracts whereby we agree to purchase product from a counterparty and sell the same volume of product to the same counterparty at a different location or time. When such agreements are entered into concurrently and are entered into in contemplation of each other, we record the revenues for these transactions net of cost of sales.

Revenues during the year ended March 31, 2015 include $0.7 million associated with the amortization of a liability recorded in the acquisition accounting for an acquired business related to certain out-of-market revenue contracts.

Cost of Sales

We include in cost of sales all costs we incur to acquire products, including the costs of purchasing, terminaling, and transporting inventory, prior to delivery to our customers. Cost of sales does not include any depreciation of our property, plant and equipment. Cost of sales does include amortization of certain contract-based intangible assets of $7.8 million, $6.2 million, and $5.3 million during the years ended March 31, 2015, 2014, and 2013, respectively.

Depreciation and Amortization

Depreciation and amortization in our consolidated statements of operations includes all depreciation of our property, plant and equipment and amortization of intangible assets other than debt issuance costs, for which the amortization is recorded to interest expense, and certain contract-based intangible assets, for which the amortization is recorded to cost of sales.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand and time deposits, and funds invested in highly liquid instruments with maturities of three months or less at the date of purchase. At times, certain account balances may exceed federally insured limits.

Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Interest paid, exclusive of debt issuance costs and letter of credit fees	$90,556	$31,827	$27,384
Income taxes paid	$22,816	$1,639	$1,027

Cash flows from settlements of commodity derivative instruments are classified as cash flows from investing activities in our consolidated statements of cash flows, and adjustments to the fair value of commodity derivative instruments are included in the reconciliation of net income to net cash provided by operating activities.

Accounts Receivable and Concentration of Credit Risk

We operate in the United States and Canada. We grant unsecured credit to customers under normal industry standards and terms, and have established policies and procedures that allow for an evaluation of each customer’s creditworthiness as well as general economic conditions. The allowance for doubtful accounts is based on our assessment of the collectability of customer accounts, which assessment considers the overall creditworthiness of customers and any specific disputes. Accounts receivable are considered past due or delinquent based on contractual terms. We write off accounts receivable against the allowance for doubtful accounts when collection efforts have been exhausted.

We execute netting agreements with certain customers to mitigate our credit risk. Receivables and payables are reflected at a net balance to the extent a netting agreement is in place and we intend to settle on a net basis.

Our accounts receivable consist of the following:

	March 31, 2015		March 31, 2014
	Gross	Allowance for	Gross	Allowance for
Segment	Receivable	Doubtful Accounts	Receivable	Doubtful Accounts
	(in thousands)
Crude oil logistics	$600,896	$382	$410,746	$105
Water solutions	38,689	709	25,700	405
Liquids	99,699	1,133	169,827	617
Retail propane	55,147	1,619	75,606	1,667
Refined products and renewables	233,265	524	160,182	—
Other	897	—	38,665	28
Total	$1,028,593	$4,367	$880,726	$2,822

Changes in the allowance for doubtful accounts are as follows:

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Allowance for doubtful accounts, beginning of period	$2,822	$1,760	$818
Provision for doubtful accounts	3,838	2,172	1,315
Write off of uncollectible accounts	(2,293)	(1,110)	(373)
Allowance for doubtful accounts, end of period	$4,367	$2,822	$1,760

Sales of crude oil and natural gas liquids to our largest customer represented 16%, 10%, and 10% of consolidated total revenues for the years ended March 31, 2015, 2014, and 2013, respectively.

Inventories

We value our inventories at the lower of cost or market, with cost determined using either the weighted-average cost or the first in, first out (FIFO) methods, including the cost of transportation and storage. Market is determined based on estimated replacement cost using prices at the end of the reporting period. In performing this analysis, we consider fixed-price forward sale commitments and the opportunity to transfer propane inventory from our wholesale liquids business to our retail propane business to sell the inventory in retail markets. At March 31, 2015, our inventory values were reduced by $16.8 million of lower-of-cost-or-market adjustments.

Inventories consist of the following:

	March 31,
	2015	2014
	(in thousands)
Crude oil	$145,412	$156,473
Natural gas liquids—
Propane	44,535	85,159
Butane	8,668	15,106
Other	3,874	3,945
Refined products—
Gasoline	128,092	15,597
Diesel	59,097	7,612
Renewables	44,668	11,778
Other	7,416	14,490
Total	$441,762	$310,160

Investments in Unconsolidated Entities

In December 2013, as part of our acquisition of Gavilon Energy, we acquired a 50% interest in Glass Mountain and an interest in a limited liability company that owns an ethanol production facility in the Midwest. In June 2014, we acquired an interest in a limited liability company that operates a water supply company in the DJ Basin. On July 1, 2014, as part of our acquisition of TransMontaigne, we acquired the 2.0% general partner interest and a 19.7% limited partner interest in TLP, which owns a 42.5% interest in BOSTCO and a 50% interest in Frontera. We account for these investments using the equity method of accounting. Under the equity method, we do not report the individual assets and liabilities of these entities in our consolidated balance sheets; instead, our ownership interests are reported within investments in unconsolidated entities in our consolidated balance sheets. Under the equity method, the investment is recorded at acquisition cost, increased by our proportionate share of any earnings and additional capital contributions and decreased by our proportionate share of any losses, distributions paid, and amortization of any excess investment. Excess investment is the amount by which our total investment exceeds our proportionate share of the historical net book value of the net assets of the investee.

Our investments in unconsolidated entities consist of the following:

		March 31,
Entity	Segment	2015	2014
		(in thousands)
Glass Mountain (1)	Crude oil logistics	$187,590	$186,488
BOSTCO (2)	Refined products and renewables	238,146	—
Frontera (2)	Refined products and renewables	16,927	—
Water supply company	Water solutions	16,471	—
Ethanol production facility	Refined products and renewables	13,539	8,333
Total		$472,673	$194,821

(1)         When we acquired Gavilon Energy, we recorded the investment in Glass Mountain at fair value. Our investment in Glass Mountain exceeds our share of the historical net book value of Glass Mountain’s net assets by $76.7 million at March 31, 2015. This difference relates primarily to goodwill and customer relationships.

(2)         When we acquired TransMontaigne, we recorded the investments in BOSTCO and Frontera at fair value. Our investments in BOSTCO and Frontera exceed our share of the historical net book value of BOSTCO’s and Frontera’s net assets by $14.7 million at March 31, 2015. This difference relates primarily to goodwill.

The following table summarizes the cumulative earnings (loss) from our unconsolidated entities and cumulative distributions received from our unconsolidated entities:

	Cumulative	Cumulative
	Earnings (Loss)	Distributions
	From	Received From
	Unconsolidated	Unconsolidated
Entity	Entities	Entities
	(in thousands)
Glass Mountain	$3,704	$8,733
BOSTCO	4,505	9,725
Frontera	959	1,532
Water supply company	(29)	—
Ethanol production facility	4,860	4,963

The summarized financial information of our unconsolidated entities was as follows:

Balance sheets:

					Water Supply	Ethanol Production
	Glass Mountain		BOSTCO	Frontera	Company	Facility
	March 31,
	2015	2014	2015	2015	2015	2015	2014
	(in thousands)
Current assets	$8,456	$4,915	$13,710	$4,608	$3,160	$38,607	$43,522
Noncurrent assets	214,494	214,063	507,655	43,805	32,447	85,277	72,751
Current liabilities	1,080	3,181	11,189	1,370	644	15,755	17,707
Noncurrent liabilities	37	50	—	—	26,251	21,403	11,356

Statements of operations:

					Water Supply	Ethanol Production
	Glass Mountain		BOSTCO	Frontera	Company	Facility
	Year Ended March 31,
	2015	2014	2015	2015	2015	2015	2014
	(in thousands)
Revenues	$37,539	$3,979	$45,067	$10,643	$8,326	$159,148	$61,929
Cost of sales	2,771	—	—	—	—	117,222	39,449
Net income (loss)	12,345	445	11,074	1,352	(104)	24,607	17,599

Other Noncurrent Assets

Other noncurrent assets consist of the following:

	March 31,
	2015	2014
	(in thousands)
Loan receivable (1)	$58,050	$—
Linefill (2)	35,060	—
Other	19,727	9,164
Total	$112,837	$9,164

(1)         Represents a loan receivable associated with our financing of the construction of a natural gas liquids facility to be utilized by a third party.

(2)         Represents minimum volumes of crude oil we are required to leave on certain third-party owned pipelines under long-term shipment commitments. At March 31, 2015, linefill consisted of 487,104 barrels of crude oil.

Accrued Expenses and Other Payables

Accrued expenses and other payables consist of the following:

	March 31,
	2015	2014
	(in thousands)
Accrued compensation and benefits	$52,078	$45,006
Excise and other tax liabilities	43,847	13,421
Derivative liabilities	27,950	42,214
Accrued interest	23,065	18,668
Product exchange liabilities	15,480	3,719
Other	32,696	18,662
Total	$195,116	$141,690

Property, Plant and Equipment

We record property, plant and equipment at cost, less accumulated depreciation. Acquisitions and improvements are capitalized, and maintenance and repairs are expensed as incurred. As we dispose of assets, we remove the cost and related accumulated depreciation from the accounts, and any resulting gain or loss is included in loss on disposal or impairment of assets, net. We compute depreciation expense on a majority of our property, plant and equipment using the straight-line method over the estimated useful lives of the assets (see Note 5).

We evaluate the carrying value of our property, plant and equipment for potential impairment when events and circumstances warrant such a review. A long-lived asset group is considered impaired when the anticipated undiscounted future cash flows from the use and eventual disposition of the asset group is lower than its carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the asset group.

Intangible Assets

Our intangible assets include contracts and arrangements acquired in business combinations, including customer relationships, pipeline capacity rights, a water facility development agreement, executory contracts and other agreements, covenants not to compete, trade names, and customer commitments. In addition, we capitalize certain debt issuance costs incurred in our long-term debt arrangements. We amortize the majority of our intangible assets on a straight-line basis over the assets estimated useful lives (see Note 7). We amortize debt issuance costs over the terms of the related debt on a method that approximates the effective interest method.

We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review. A long-lived asset group is considered impaired when the anticipated undiscounted future cash flows from the use and eventual disposition of the asset group is lower than its carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the asset group. When we cease to use an acquired trade name, we test the trade name for impairment using the “relief from royalty” method and we begin amortizing the trade name over its estimated useful life as a defensive asset.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired businesses. Business combinations are accounted for using the “acquisition method” (see Note 4). We expect that substantially all of our goodwill at March 31, 2015 is deductible for income tax purposes.

Goodwill and intangible assets determined to have an indefinite useful life are not amortized, but instead are evaluated for impairment periodically. We evaluate goodwill and indefinite-lived intangible assets for impairment annually, or more often if events or circumstances indicate that the assets might be impaired. We perform the annual evaluation at January 1 of each year.

To perform this assessment, we consider qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit exceeds its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, we perform the following two-step goodwill impairment test:

•                  In the first step of the goodwill impairment test, we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

•                  In the second step of the goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we used in the annual assessment for impairment of goodwill included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. For our January 1, 2015 goodwill impairment assessment for our water solutions segment, we completed the first step of the impairment test and concluded that the fair value of the reporting unit exceeded the book value. For our other segments, based on our assessment of qualitative factors, we determined that the two-step impairment test was not required. Accordingly, we did not record any goodwill impairments during the years ended March 31, 2015, 2014, and 2013.

Product Exchanges

Quantities of products receivable or returnable under exchange agreements are reported within prepaid expenses and other current assets or within accrued expenses and other payables in our consolidated balance sheets. We estimate the value of product exchange assets and liabilities based on the weighted-average cost basis of the inventory we have delivered or will deliver on the exchange, plus or minus location differentials.

Advance Payments Received from Customers

We record customer advances on product purchases as a liability in our consolidated balance sheets.

Noncontrolling Interests

We have certain consolidated subsidiaries in which outside parties own interests. The noncontrolling interest shown in our consolidated financial statements represents the other owners’ interest in these entities.

On July 1, 2014, as part of our acquisition of TransMontaigne, we acquired a 19.7% limited partner interest in TLP. We have attributed net earnings allocable to TLP’s limited partners to the controlling and noncontrolling interests based on the relative ownership interests in TLP as well as including certain adjustments related to our acquisition accounting. Earnings allocable to TLP’s limited partners are net of the earnings allocable to TLP’s general partner interest. The earnings allocable to TLP’s general partner interest include the distributions of available cash (as defined by TLP’s partnership agreement) attributable to the period to TLP’s general partner interest and incentive distribution rights, net of adjustments for TLP’s general partner’s share of undistributed earnings. Undistributed earnings are allocated to TLP’s limited partners and TLP’s general partner interest based on their respective sharing of earnings or losses specified in TLP’s partnership agreement, which is based on their ownership percentages of 98% and 2%, respectively.

Business Combination Measurement Period

We record the assets acquired and liabilities assumed in a business combination at their acquisition date fair values. Pursuant to GAAP, an entity is allowed a reasonable period of time (not to exceed one year) to obtain the information necessary to identify and measure the value of the assets acquired and liabilities assumed in a business combination. As described in Note 4, certain of our acquisitions during the year ended March 31, 2015 are still within this measurement period, and as a result, the acquisition date fair values we have recorded for the assets acquired and liabilities assumed are subject to change.

Also as described in Note 4, we made certain adjustments during the year ended March 31, 2015 to our estimates of the acquisition date fair values of assets acquired and liabilities assumed in business combinations that occurred during the year ended March 31, 2014. We retrospectively adjusted the March 31, 2014 consolidated balance sheet for these adjustments. Due to the immateriality of these adjustments, we did not retrospectively adjust our consolidated statement of operations for the year ended March 31, 2014 for these measurement period adjustments.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU No. 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The ASU is effective for the Partnership for both annual and interim periods beginning April 1, 2016 and requires retrospective application for all prior periods presented. Early adoption of this ASU is permitted for financial statements that have not been previously issued. We plan to adopt this ASU effective March 31, 2016, at which time we will begin presenting debt issuance costs as a reduction to long-term debt, rather than as an intangible asset.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” ASU No. 2014-09 will replace most existing revenue recognition guidance in GAAP. The core principle of this ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU is effective for the Partnership beginning April 1, 2017, and allows for both full retrospective and modified retrospective (with cumulative effect) methods of adoption. We are in the process of determining the method of adoption and assessing the impact of this ASU on our consolidated financial statements.

Note 3—Earnings Per Unit

Our earnings per common unit were computed as follows:

	Year Ended March 31,
	2015	2014	2013
	(in thousands, except unit and per unit amounts)
Net income attributable to parent equity	$16,661	$47,655	$47,940
Less: Net income allocated to general partner (1)	(45,679)	(14,148)	(2,917)
Less: Net loss (income) allocated to subordinated unitholders (2)	4,013	(1,893)	(5,506)
Net income (loss) allocated to common unitholders	$(25,005)	$31,614	$39,517

Weighted average common units outstanding	86,359,300	61,970,471	41,353,574

Income (loss) per common unit - basic and diluted	$(0.29)	$0.51	$0.96

(1)         Net income allocated to the general partner includes distributions to which it is entitled as the holder of incentive distribution rights, which are described in Note 11.

(2)         All outstanding subordinated units converted to common units in August 2014. Since the subordinated units did not share in the distribution of cash generated subsequent to June 30, 2014, we did not allocate any income or loss subsequent to that date to the subordinated unitholders. During the years ended March 31, 2014 and 2013, 5,919,346 subordinated units were outstanding. The income per subordinated unit was $0.32 and $0.93 for the years ended March 31, 2014 and 2013, respectively.

The restricted units described in Note 11 were antidilutive for the years ended March 31, 2015, 2014, and 2013, but could impact earnings per unit in future periods.

Note 4—Acquisitions

Year Ended March 31, 2015

As described in Note 2, pursuant to GAAP, an entity is allowed a reasonable period of time (not to exceed one year) to obtain the information necessary to identify and measure the fair value of the assets acquired and liabilities assumed in a business combination. The business combinations for which this measurement period was still open as of March 31, 2015 are summarized below.

Natural Gas Liquids Storage Acquisition

In February 2015, we acquired Sawtooth, which owns a natural gas liquids salt dome storage facility in Utah with rail and truck access to western U.S. markets and entered into a construction agreement to expand the storage capacity of the facility. We paid $97.6 million of cash, net of cash acquired, and issued 7,396,973 common units, valued at $218.5 million, in exchange for these assets and operations. The agreement for this acquisition contemplates post-closing payments for certain working capital items. We are in the process of identifying and determining the fair value of the assets acquired and liabilities assumed in this business combination. The estimates of fair value at March 31, 2015 are subject to change, and such changes could be material. We have preliminarily estimated the fair value of the assets acquired (and useful lives) and liabilities assumed as follows (in thousands):

Accounts receivable—trade	$42
Prepaid expenses and other current assets	600
Property, plant and equipment:
Natural gas liquids terminal and storage assets (2—30 years)	62,205
Vehicles and railcars (3—25 years)	75
Land	68
Other	32
Construction in progress	19,525
Goodwill	151,853
Intangible assets:
Customer relationships (15 years)	85,000
Non-compete agreements (10 years)	12,000
Accounts payable—trade	(931)
Accrued expenses and other payables	(6,511)
Advance payments received from customers	(1,015)
Other noncurrent liabilities	(6,817)
Fair value of net assets acquired	$316,126

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill primarily represents the value of synergies between the acquired business and the Partnership, the opportunity to use the acquired business as a platform for growth, and the acquired assembled workforce. We estimate that all of the goodwill will be deductible for federal income tax purposes.

We estimated the value of the customer relationship intangible asset using the income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

The acquisition method of accounting requires that executory contracts that are at unfavorable terms relative to current market conditions at the acquisition date be recorded as assets or liabilities in the acquisition accounting. Since certain natural gas liquids storage lease commitments were at unfavorable terms relative to acquisition-date market conditions, we recorded a liability of

$12.8 million related to these lease commitments in the acquisition accounting, and we amortized $0.7 million of this balance as an increase to revenues during the year ended March 31, 2015. We will amortize the remainder of this liability over the term of the leases. The future amortization of this liability is shown below (in thousands):

Year Ending March 31,
2016	$5,807
2017	4,905
2018	1,306
2019	88

The operations of this acquisition have been included in our consolidated statements of operations since the acquisition date. Our consolidated statement of operations for the year ended March 31, 2015 includes revenues of $1.7 million that were generated by the operations of this business after we acquired them.

Bakken Water Solutions Facilities

On November 21, 2014, we completed the acquisition of two saltwater disposal facilities in the Bakken shale play in North Dakota for $34.6 million of cash.

We are in the process of identifying and determining the fair value of the assets acquired and liabilities assumed in this business combination. The estimates of fair value at March 31, 2015 are subject to change, and such changes could be material. We expect to complete this process prior to finalizing our financial statements for the three months ending September 30, 2015. We have preliminarily estimated the fair values of the assets acquired (and useful lives) and liabilities assumed as follows (in thousands):

Property, plant and equipment:
Vehicles (10 years)	$63
Water treatment facilities and equipment (5—40 years)	5,815
Buildings and leasehold improvements (3—7 years)	130
Land	100
Goodwill	6,560
Intangible asset:
Customer relationships (6 years)	22,000
Other noncurrent liabilities	(68)
Fair value of net assets acquired	$34,600

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill primarily represents the value of synergies between the acquired business and the Partnership and the opportunity to use the acquired business as a platform for growth. We estimate that all of the goodwill will be deductible for federal income tax purposes.

The operations of these water treatment and disposal facilities have been included in our consolidated statement of operations since their acquisition date. Our consolidated statement of operations for the year ended March 31, 2015 includes revenues of $3.6 million and operating income of $1.0 million that were generated by the operations of these facilities after we acquired them.

TransMontaigne Inc.

On July 1, 2014, we acquired TransMontaigne for $200.3 million of cash, net of cash acquired (including $174.1 million paid at closing and $26.2 million paid upon completion of the working capital settlement). As part of this transaction, we also purchased $380.4 million of inventory from the previous owner of TransMontaigne (including $346.9 million paid at closing and $33.5 million subsequently paid as the working capital settlement process progressed). The operations of TransMontaigne include the marketing of refined products. As part of this transaction, we acquired the 2.0% general partner interest, the incentive distribution rights, a 19.7% limited partner interest in TLP, and assumed certain terminaling service agreements with TLP from an affiliate of the previous owner of TransMontaigne.

We are in the process of identifying and determining the fair value of the assets acquired and liabilities assumed in this business combination. The estimates of fair value at March 31, 2015 are subject to change, and such changes could be material. We expect to complete this process prior to finalizing our financial statements for the three months ending June 30, 2015. We have preliminarily estimated the fair values of the assets acquired (and useful lives) and liabilities assumed as follows (in thousands):

Cash and cash equivalents	$1,469
Accounts receivable—trade	197,829
Accounts receivable—affiliates	528
Inventories	373,870
Prepaid expenses and other current assets	15,001
Property, plant and equipment:
Refined products terminal assets and equipment (20 years)	399,323
Vehicles	1,698
Crude oil tanks and related equipment (20 years)	1,058
Information technology equipment	7,253
Buildings and leasehold improvements (20 years)	14,770
Land	70,529
Tank bottoms (indefinite life)	46,900
Other	15,534
Construction in progress	4,487
Goodwill	28,074
Intangible assets:
Customer relationships (15 years)	76,100
Pipeline capacity rights (30 years)	87,618
Investments in unconsolidated entities	240,583
Other noncurrent assets	3,911
Accounts payable—trade	(113,066)
Accounts payable—affiliates	(69)
Accrued expenses and other payables	(78,427)
Advance payments received from customers	(1,919)
Long-term debt	(234,000)
Other noncurrent liabilities	(33,227)
Noncontrolling interests	(545,120)
Fair value of net assets acquired	$580,707

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill primarily represents the value of synergies between the acquired business and the Partnership, the opportunity to use the acquired business as a platform for growth, and the acquired assembled workforce. We estimate that all of the goodwill will be deductible for federal income tax purposes.

We estimated the value of the customer relationship intangible asset using the income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

The intangible asset for pipeline capacity rights relates to capacity allocations on a third-party refined products pipeline. Demand for use of this pipeline exceeds the pipeline’s capacity, and the limited capacity is allocated based on a shipper’s historical shipment volumes.

The fair value of the noncontrolling interests was calculated by multiplying the closing price of TLP’s common units on the acquisition date by the number of TLP common units held by parties other than us, adjusted for a lack-of-control discount.

In the acquisition accounting, we recorded a liability of $2.5 million related to certain crude oil contracts with terms that were unfavorable at current market conditions. We amortized this balance to cost of sales during the year ended March 31, 2015.

Employees of TransMontaigne participate in a plan whereby they are entitled to certain termination benefits in the event of a change in control of TransMontaigne and a subsequent change in job status. We recorded expense of $9.3 million during the year ended March 31, 2015 related to these termination benefits.

The operations of TransMontaigne have been included in our consolidated statements of operations since TransMontaigne was acquired on July 1, 2014. Our consolidated statement of operations for the year ended March 31, 2015 includes revenues of $3.9 billion and operating income of $36.3 million that were generated by the operations of TransMontaigne after we acquired them. We have not provided supplemental pro forma financial information as though the business combination had occurred on April 1, 2013 as the previous owner of TransMontaigne conducted trading operations, whereas we strive to generate more reliable and predictable cash flows. Because of the difference in strategies between the pre-acquisition and post-acquisition periods, the pre-acquisition operations of TransMontaigne have limited importance as an indicator of post-acquisition results.

Water Solutions Facilities

As described below, we are party to a development agreement that provides us a right to purchase water treatment and disposal facilities developed by the other party to the agreement, and we are also party to a solids facilities development agreement with this other party. During the year ended March 31, 2015, we purchased 16 water treatment and disposal facilities under this development agreement over the course of the year. We also purchased a 75% interest in one additional water treatment and disposal facility in July 2014 from a different seller. On a combined basis, we paid $190.0 million of cash and issued 1,322,032 common units, valued at $37.8 million, in exchange for these 17 facilities.

We are in the process of identifying and determining the fair value of the assets acquired and liabilities assumed in these business combinations. The estimates of fair value at March 31, 2015 are subject to change, and such changes could be material. We expect to complete this process prior to finalizing our financial statements for the three months ending December 31, 2015. We have preliminarily estimated the fair values of the assets acquired (and useful lives) and liabilities assumed as follows (in thousands):

Accounts receivable—trade	$939
Inventories	253
Prepaid expenses and other current assets	62
Property, plant and equipment:
Water treatment facilities and equipment (5—40 years)	79,706
Buildings and leasehold improvements (3—7 years)	10,250
Land	3,109
Other (7 years)	129
Goodwill	132,770
Intangible asset:
Customer relationships (4 years)	10,000
Other noncurrent assets	50
Accounts payable—trade	(58)
Accrued expenses and other payables	(3,092)
Other noncurrent liabilities	(582)
Noncontrolling interest	(5,775)
Fair value of net assets acquired	$227,761

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill primarily represents the value of synergies between the acquired business and the Partnership and the opportunity to use the acquired business as a platform for growth. We estimate that all of the goodwill will be deductible for federal income tax purposes.

The operations of these water treatment and disposal facilities have been included in our consolidated statement of operations since their acquisition date. Our consolidated statement of operations for the year ended March 31, 2015 includes revenues of $27.9 million and operating income of $10.5 million that were generated by the operations of these facilities after we acquired them.

Retail Propane Acquisitions

During the year ended March 31, 2015, we completed eight acquisitions of retail propane businesses. On a combined basis, we paid $39.1 million of cash and issued 132,100 common units, valued at $3.7 million, in exchange for these assets and operations. The agreements for these acquisitions contemplate post-closing payments for certain working capital items. We are in the process of identifying and determining the fair value of the assets acquired and liabilities assumed in certain of these business combinations. The estimates of fair value at March 31, 2015 are subject to change, and such changes could be material. We expect to complete this process prior to finalizing our financial statements for the three months ending December 31, 2015. We have preliminarily estimated the fair value of the assets acquired (and useful lives) and liabilities assumed as follows (in thousands):

Accounts receivable—trade	$2,237
Inventories	771
Prepaid expenses and other current assets	110
Property, plant and equipment:
Retail propane equipment (15—20 years)	13,177
Vehicles and railcars (5—7 years)	2,332
Buildings and leasehold improvements (30 years)	784
Land	655
Other (5—7 years)	116
Goodwill	8,097
Intangible assets:
Customer relationships (10—15 years)	17,563
Non-compete agreements (5—7 years)	500
Trade names (3—12 years)	950
Accounts payable—trade	(1,921)
Advance payments received from customers	(1,750)
Current maturities of long-term debt	(78)
Long-term debt, net of current maturities	(760)
Fair value of net assets acquired	$42,783

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill primarily represents the value of synergies between the acquired businesses and the Partnership, the opportunity to use the acquired businesses as a platform for growth, and the acquired assembled workforce. We estimate that all of the goodwill will be deductible for federal income tax purposes.

We estimated the value of the customer relationship intangible asset using the income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

Water Supply Company

On June 9, 2014, we paid cash of $15.0 million in exchange for an interest in a water supply company operating in the DJ Basin. The company holds exclusive rights to construct water disposal facilities on a dedicated acreage. We account for this investment using the equity method of accounting.

Year Ended March 31, 2014

Gavilon Energy

On December 2, 2013, we completed a business combination in which we acquired Gavilon Energy. We paid $832.4 million of cash, net of cash acquired, in exchange for these assets and operations.

The assets of Gavilon Energy include crude oil terminals in Oklahoma, Texas, and Louisiana, a 50% interest in Glass Mountain, which owns a crude oil pipeline that originates in western Oklahoma and terminates in Cushing, Oklahoma, and an interest in an ethanol production facility in the Midwest. The operations of Gavilon Energy include the marketing of crude oil, refined products, ethanol, biodiesel, and natural gas liquids, and also include crude oil storage in Cushing, Oklahoma.

During the year ended March 31, 2015, we completed the acquisition accounting for this business combination. The following table presents the final calculation of the fair values of the assets acquired (and useful lives) and liabilities assumed for this acquisition:

		Estimated
		at
		March 31,
	Final	2014	Change
	(in thousands)
Accounts receivable—trade	$326,484	$349,529	$(23,045)
Accounts receivable—affiliates	2,564	2,564	—
Inventories	107,430	107,430	—
Prepaid expenses and other current assets	68,322	68,322	—
Property, plant and equipment:
Vehicles (3 years)	327	791	(464)
Crude oil tanks and related equipment (3—40 years)	83,797	77,429	6,368
Information technology equipment (3—7 years)	4,049	4,046	3
Buildings and leasehold improvements (3—40 years)	7,817	7,716	101
Land	6,427	6,427	—
Tank bottoms (indefinite life)	16,930	15,230	1,700
Other (7 years)	162	170	(8)
Construction in progress	7,180	7,190	(10)
Goodwill (1)	342,769	359,169	(16,400)
Intangible assets:
Customer relationships (10—20 years)	107,950	101,600	6,350
Lease agreements (1—5 years)	8,700	8,700	—
Pipeline capacity rights (30 years)	7,800	—	7,800
Investments in unconsolidated entities	183,000	178,000	5,000
Other noncurrent assets	2,287	9,918	(7,631)
Accounts payable—trade	(342,792)	(342,792)	—
Accounts payable—affiliates	(2,585)	(2,585)	—
Accrued expenses and other payables	(49,447)	(70,999)	21,552
Advance payments received from customers	(10,667)	(10,667)	—
Other noncurrent liabilities	(46,056)	(44,740)	(1,316)
Fair value of net assets acquired	$832,448	$832,448	$—

(1)         Of this goodwill, $302.8 million was allocated to our crude oil logistics segment, $36.0 million was allocated to our refined products and renewables segment, and $4.0 million was allocated to our liquids segment.

We estimated the value of the customer relationship intangible asset using the income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

The acquisition method of accounting requires that executory contracts that are at unfavorable terms relative to current market conditions at the acquisition date be recorded as assets or liabilities in the acquisition accounting. Since certain crude oil storage lease commitments were at unfavorable terms relative to acquisition-date market conditions, we recorded a liability of $15.9 million related to these lease commitments in the acquisition accounting, and we amortized $8.7 million of this balance as a reduction to cost of sales during the year ended March 31, 2015. We will amortize the remainder of this liability over the term of the leases. The future amortization of this liability is shown below (in thousands):

Year Ending March 31,
2016	$4,040
2017	360

Certain personnel who were employees of Gavilon Energy were entitled to a bonus, half of which was payable upon successful completion of the business combination and the remainder of which was paid in December 2014. We recorded this as compensation expense over the vesting period. We recorded expense of $6.5 million during the year ended March 31, 2015 related to these bonuses.

Oilfield Water Lines, LP

On August 2, 2013, we completed a business combination with entities affiliated with OWL, whereby we acquired water disposal and transportation assets in Texas. We issued 2,463,287 common units, valued at $68.6 million, and paid $167.7 million of cash, net of cash acquired, in exchange for OWL. During the year ended March 31, 2015, we completed the acquisition accounting for this business combination. The following table presents the final calculation of the fair values of the assets acquired (and useful lives) and liabilities assumed for this acquisition:

		Estimated
		at
		March 31,
	Final	2014	Change
	(in thousands)
Accounts receivable—trade	$6,837	$7,268	$(431)
Inventories	154	154	—
Prepaid expenses and other current assets	402	402	—
Property, plant and equipment:
Vehicles (5—10 years)	8,143	8,157	(14)
Water treatment facilities and equipment (3—30 years)	23,173	23,173	—
Buildings and leasehold improvements (7—30 years)	2,198	2,198	—
Land	710	710	—
Other (3—5 years)	53	53	—
Goodwill	90,144	89,699	445
Intangible assets:
Customer relationships (8—10 years)	110,000	110,000	—
Non-compete agreements (3 years)	2,000	2,000	—
Accounts payable—trade	(6,469)	(6,469)	—
Accrued expenses and other payables	(992)	(992)	—
Other noncurrent liabilities	(64)	(64)	—
Fair value of net assets acquired	$236,289	$236,289	$—

We estimated the value of the customer relationship intangible asset using the income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

Other Water Solutions Acquisitions

During the year ended March 31, 2014, we completed two separate acquisitions of businesses to expand our water solutions operations in Texas. On a combined basis, we issued 222,381 common units, valued at $6.8 million, and paid $151.6 million of cash, net of cash acquired, in exchange for these assets and operations. During the year ended March 31, 2015, we completed the acquisition accounting for these business combinations. The following table presents the final calculation of the fair values of the assets acquired (and useful lives) and liabilities assumed for these acquisitions:

		Estimated
		at
		March 31,
	Final	2014	Change
	(in thousands)
Accounts receivable—trade	$2,146	$2,146	$—
Inventories	192	192	—
Prepaid expenses and other current assets	62	61	1
Property, plant and equipment:
Vehicles (5—10 years)	76	90	(14)
Water treatment facilities and equipment (3—30 years)	11,717	14,394	(2,677)
Buildings and leasehold improvements (7—30 years)	3,278	1,906	1,372
Land	207	206	1
Other (3—5 years)	12	12	—
Goodwill	49,067	47,750	1,317
Intangible assets:
Customer relationships (8—10 years)	72,000	72,000	—
Trade names (indefinite life)	3,325	3,325	—
Non-compete agreements (3 years)	260	260	—
Water facility development agreement (5 years)	14,000	14,000	—
Water facility option agreement	2,500	2,500	—
Accounts payable—trade	(119)	(119)	—
Accrued expenses and other payables	(293)	(293)	—
Other noncurrent liabilities	(64)	(64)	—
Fair value of net assets acquired	$158,366	$158,366	$—

As part of one of these business combinations, we entered into an option agreement with the seller of the business whereby we had the option to purchase a saltwater disposal facility that was under construction. We recorded an intangible asset of $2.5 million at the acquisition date related to this option agreement. On March 1, 2014, we purchased the saltwater disposal facility for additional cash consideration of $3.8 million.

In addition, as part of one of these business combinations, we entered into a development agreement that provides us a right to purchase water treatment and disposal facilities that may be developed by the seller through June 2018. On March 1, 2014, we purchased our first water treatment and disposal facility pursuant to the development agreement for $21.0 million.

During the year ended March 31, 2015, we completed the acquisition accounting for these business combinations. The following table presents the final calculation of the fair values of the assets acquired (and useful lives) and liabilities assumed for these acquisitions:

		Estimated
		at
		March 31,
	Final	2014	Change
	(in thousands)
Accounts receivable—trade	$124	$245	$(121)
Inventories	119	197	(78)
Property, plant and equipment:
Water treatment facilities and equipment (3—30 years)	10,539	10,540	(1)
Buildings and leasehold improvements (7—30 years)	1,130	1,130	—
Land	213	213	—
Other (3—5 years)	1	1	—
Goodwill	15,443	15,281	162
Accounts payable—trade	(232)	(263)	31
Accrued expenses and other payables	—	(7)	7
Other noncurrent liabilities	(50)	(50)	—
Fair value of net assets acquired	$27,287	$27,287	$—

Crude Oil Logistics Acquisitions

During the year ended March 31, 2014, we completed two separate acquisitions of businesses to expand our crude oil logistics operations in Texas and Oklahoma. On a combined basis, we issued 175,211 common units, valued at $5.3 million, and paid $67.8 million of cash, net of cash acquired, in exchange for these assets and operations. During the year ended March 31, 2015, we completed the acquisition accounting for these business combinations. The following table presents the final calculation of the fair values of the assets acquired (and useful lives) and liabilities assumed for these acquisitions:

		Estimated
		at
		March 31,
	Final	2014	Change
	(in thousands)
Accounts receivable—trade	$1,221	$1,235	$(14)
Inventories	1,021	1,021	—
Prepaid expenses and other current assets	58	54	4
Property, plant and equipment:
Vehicles (5—10 years)	2,980	2,977	3
Crude oil tanks and related equipment (2—30 years)	3,822	3,462	360
Barges and towboats (20 years)	20,065	20,065	—
Buildings and leasehold improvements (5—30 years)	58	280	(222)
Other (3—5 years)	57	53	4
Goodwill	30,730	37,867	(7,137)
Intangible assets:
Customer relationships (3 years)	13,300	6,300	7,000
Non-compete agreements (3 years)	35	35	—
Trade names (indefinite life)	530	530	—
Accounts payable—trade	(521)	(665)	144
Accrued expenses and other payables	(266)	(124)	(142)
Fair value of net assets acquired	$73,090	$73,090	$—

Retail Propane and Liquids Acquisitions

During the year ended March 31, 2014, we completed four acquisitions of retail propane businesses and the acquisition of four natural gas liquids terminals. On a combined basis, we paid $21.9 million of cash to acquire these assets and operations. During the year ended March 31, 2015, we completed the acquisition accounting for these business combinations. The final calculation of the fair values of the assets acquired and liabilities assumed for these acquisitions did not materially change from the previous estimates of the fair values of the assets acquired and liabilities assumed for these acquisitions.

Note 5—Property, Plant and Equipment

Our property, plant and equipment consists of the following:

	March 31,
Description and Estimated Useful Lives	2015	2014
	(in thousands)
Natural gas liquids terminal and storage assets (2—30 years)	$132,851	$75,141
Refined products terminal assets and equipment (20 years)	403,609	—
Retail propane equipment (2—30 years)	181,140	160,758
Vehicles and railcars (3—25 years)	180,679	152,187
Water treatment facilities and equipment (3—40 years)	317,317	178,307
Crude oil tanks and related equipment (2—40 years)	109,909	101,853
Barges and towboats (5—40 years)	59,848	52,217
Information technology equipment (3—7 years)	34,915	20,771
Buildings and leasehold improvements (3—40 years)	98,989	61,255
Land	107,098	30,242
Tank bottoms	62,656	15,103
Other (3—30 years)	34,415	17,337
Construction in progress	96,922	80,241
	1,820,348	945,412
Accumulated depreciation	(202,959)	(109,564)
Net property, plant and equipment	$1,617,389	$835,848

Depreciation expense was $105.7 million, $59.9 million and $39.2 million during the years ended March 31, 2015, 2014 and 2013, respectively. During the years ended March 31, 2015 and 2014, we capitalized $0.1 million and $0.7 million of interest expense, respectively. We did not capitalize any interest expense during the year ended March 31, 2013. Product volumes required for the operation of storage tanks, known as tank bottoms, are recorded at historical cost. We recover tank bottoms when we no longer use the storage tanks or the storage tanks are removed from service.

The following table summarizes the tank bottoms included in the table above at March 31, 2015 (in thousands):

Product	Volume	Book Value
Gasoline (barrels)	219	$25,710
Crude oil (barrels)	184	16,835
Diesel (barrels)	124	15,153
Renewables (barrels)	41	4,220
Other	504	738
Total		$62,656

Note 6—Goodwill

The changes in the balance of goodwill were as follows:

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Beginning of period, as retrospectively adjusted	$1,085,393	$555,220	$167,245
Acquisitions (Note 4)	327,350	530,173	387,975
Disposals (Note 14)	(9,982)	—	—
End of period, as retrospectively adjusted	$1,402,761	$1,085,393	$555,220

Goodwill by reportable segment is as follows:

	March 31,
	2015	2014
	(in thousands)
Crude oil logistics	$579,846	$579,846
Water solutions	401,656	264,127
Liquids	234,803	91,135
Retail propane	122,382	114,285
Refined products and renewables	64,074	36,000
Total	$1,402,761	$1,085,393

Note 7—Intangible Assets

Our intangible assets consist of the following:

		March 31, 2015		March 31, 2014
	Amortizable	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Lives	Amount	Amortization	Amount	Amortization
		(in thousands)
Amortizable—
Customer relationships	3–20 years	$921,418	$159,215	$710,755	$83,261
Pipeline capacity rights	30 years	119,636	2,571	7,800	—
Water facility development agreement	5 years	14,000	4,900	14,000	2,100
Executory contracts and other agreements	2–10 years	23,920	18,387	23,920	13,190
Non-compete agreements	2–10 years	26,662	10,408	14,161	6,388
Trade names	2–12 years	15,439	7,569	15,489	3,081
Debt issuance costs	5–10 years	55,165	17,467	44,089	8,708
Total amortizable		1,176,240	220,517	830,214	116,728
Non-amortizable—
Customer commitments		310,000	—	—	—
Trade names		22,620	—	22,620	—
Total non-amortizable		332,620	—	22,620	—

Total		$1,508,860	$220,517	$852,834	$116,728

The weighted-average remaining amortization period for intangible assets is approximately 12 years.

Amortization expense is as follows:

	Year Ended March 31,
Recorded In	2015	2014	2013
	(in thousands)
Depreciation and amortization	$88,262	$60,855	$29,657
Cost of sales	7,767	6,172	5,285
Interest expense	8,759	5,727	3,375
Loss on early extinguishment of debt	—	—	5,769
Total	$104,788	$72,754	$44,086

Expected amortization of our intangible assets, exclusive of assets that are not yet amortizable, is as follows (in thousands):

Year Ending March 31,
2016	$111,356
2017	104,633
2018	100,654
2019	91,799
2020	84,791
Thereafter	462,490
Total	$955,723

Note 8—Long-Term Debt

Our long-term debt consists of the following:

	March 31,
	2015	2014
	(in thousands)
Revolving credit facility —
Expansion capital borrowings	$702,500	$532,500
Working capital borrowings	688,000	389,500
5.125% Notes due 2019	400,000	—
6.875% Notes due 2021	450,000	450,000
6.650% Notes due 2022	250,000	250,000
TLP credit facility	250,000	—
Other long-term debt	9,271	14,914
	2,749,771	1,636,914
Less: Current maturities	4,472	7,080
Long-term debt	$2,745,299	$1,629,834

Credit Agreement

We have entered into a credit agreement (as amended, the “Credit Agreement”) with a syndicate of banks. The Credit Agreement includes a revolving credit facility to fund working capital needs (the “Working Capital Facility”) and a revolving credit facility to fund acquisitions and expansion projects (the “Expansion Capital Facility,” and together with the Working Capital Facility, the “Revolving Credit Facility”). At March 31, 2015, our Revolving Credit Facility had a total capacity of $2.296 billion.

The Expansion Capital Facility had a total capacity of $858.0 million for cash borrowings at March 31, 2015. At that date, we had outstanding borrowings of $702.5 million on the Expansion Capital Facility. The Working Capital Facility had a total capacity of $1.438 billion for cash borrowings and letters of credit at March 31, 2015. At that date, we had outstanding borrowings of $688.0 million and outstanding letters of credit of $108.6 million on the Working Capital Facility. The capacity available under the Working Capital Facility may be limited by a “borrowing base,” as defined in the Credit Agreement, which is calculated based on the value of certain working capital items at any point in time.

The commitments under the Credit Agreement expire on November 5, 2018. We have the right to prepay outstanding borrowings under the Credit Agreement without incurring any penalties, and prepayments of principal may be required if we enter into certain transactions to sell assets or obtain new borrowings.

All borrowings under the Credit Agreement bear interest, at our option, at (i) an alternate base rate plus a margin of 0.50% to 1.50% per annum or (ii) an adjusted LIBOR rate plus a margin of 1.50% to 2.50% per annum. The applicable margin is determined based on our consolidated leverage ratio, as defined in the Credit Agreement. At March 31, 2015, all borrowings under the Credit Agreement were LIBOR borrowings with an interest rate at March 31, 2015 of 2.18%, calculated as the LIBOR rate of 0.18% plus a margin of 2.0%. At March 31, 2015, the interest rate in effect on letters of credit was 2.25%. Commitment fees are charged at a rate ranging from 0.38% to 0.50% on any unused capacity.

The Credit Agreement is secured by substantially all of our assets. The Credit Agreement specifies that our leverage ratio, as defined in the Credit Agreement, cannot exceed 4.25 to 1 at any quarter end. The leverage coverage ratio in our Credit Agreement excludes TLP’s debt. At March 31, 2015, our leverage ratio was approximately 3.2 to 1. The Credit Agreement also specifies that our interest coverage ratio, as defined in the Credit Agreement, cannot be less than 2.75 to 1 at any quarter end. At March 31, 2015, our interest coverage ratio was approximately 5.9 to 1.

The Credit Agreement contains various customary representations, warranties, and additional covenants, including, without limitation, limitations on fundamental changes and limitations on indebtedness and liens. Our obligations under the Credit Agreement may be accelerated following certain events of default (subject to applicable cure periods), including, without limitation, (i) the failure to pay principal or interest when due, (ii) a breach by the Partnership or its subsidiaries of any material representation or warranty or any covenant made in the Credit Agreement, or (iii) certain events of bankruptcy or insolvency.

At March 31, 2015, we were in compliance with the covenants under the Credit Agreement.

2019 Notes

On July 9, 2014, we issued $400.0 million of 5.125% Senior Notes Due 2019 (the “2019 Notes”). We received net proceeds of $393.5 million, after the initial purchasers’ discount of $6.0 million and offering costs of $0.5 million.

The 2019 Notes mature on July 15, 2019. Interest is payable on January 15 and July 15 of each year. We have the right to redeem the 2019 Notes prior to the maturity date, although we would be required to pay a premium for early redemption.

The Partnership and NGL Energy Finance Corp. are co-issuers of the 2019 Notes, and the obligations under the 2019 Notes are guaranteed by certain of our existing and future restricted subsidiaries that incur or guarantee indebtedness under certain of our other indebtedness, including the Revolving Credit Facility. The indenture governing the 2019 Notes contains various customary covenants, including, without limitation, limitations on fundamental changes and limitations on indebtedness and liens. Our obligations under the indenture may be accelerated following certain events of default (subject to applicable cure periods), including, without limitation, (i) the failure to pay principal or interest when due, (ii) experiencing an event of default on certain other debt agreements, or (iii) certain events of bankruptcy or insolvency.

At March 31, 2015, we were in compliance with the covenants under the indenture governing the 2019 Notes.

2021 Notes

On October 16, 2013, we issued $450.0 million of 6.875% Senior Notes Due 2021 (the “2021 Notes”). We received net proceeds of $438.4 million, after the initial purchasers’ discount of $10.1 million and offering costs of $1.5 million.

The 2021 Notes mature on October 15, 2021. Interest is payable on April 15 and October 15 of each year. We have the right to redeem the 2021 Notes prior to the maturity date, although we would be required to pay a premium for early redemption.

The Partnership and NGL Energy Finance Corp. are co-issuers of the 2021 Notes, and the obligations under the 2021 Notes are guaranteed by certain of our existing and future restricted subsidiaries that incur or guarantee indebtedness under certain of our other indebtedness, including the Revolving Credit Facility. The indenture governing the 2021 Notes contains various customary covenants, including, without limitation, limitations on fundamental changes and limitations on indebtedness and liens. Our obligations under the indenture may be accelerated following certain events of default (subject to applicable cure periods), including, without limitation, (i) the failure to pay principal or interest when due, (ii) experiencing an event of default on certain other debt agreements, or (iii) certain events of bankruptcy or insolvency.

At March 31, 2015, we were in compliance with the covenants under the indenture governing the 2021 Notes.

2022 Notes

On June 19, 2012, we entered into a Note Purchase Agreement (as amended, the “Note Purchase Agreement”) whereby we issued $250.0 million of Senior Notes in a private placement (the “2022 Notes”). The 2022 Notes bear interest at a fixed rate of 6.65%, which is payable quarterly. The 2022 Notes are required to be repaid in semi-annual installments of $25.0 million beginning on December 19, 2017 and ending on the maturity date of June 19, 2022. We have the option to prepay outstanding principal, although we would incur a prepayment penalty. The 2022 Notes are secured by substantially all of our assets and rank equal in priority with borrowings under the Credit Agreement.

The Note Purchase Agreement contains various customary representations, warranties, and additional covenants that, among other things, limit our ability to (subject to certain exceptions): (i) incur additional debt, (ii) pay dividends and make other restricted payments, (iii) create or permit certain liens, (iv) create or permit restrictions on the ability of certain of our subsidiaries to pay dividends or make other distributions to us, (v) enter into transactions with affiliates, (vi) enter into sale and leaseback transactions and (vii) consolidate or merge or sell all or substantially all or any portion of our assets. In addition, the Note Purchase Agreement contains similar leverage ratio and interest coverage ratio requirements to those of our Credit Agreement, which is described above.

The Note Purchase Agreement provides for customary events of default that include, among other things (subject in certain cases to customary grace and cure periods): (i) nonpayment of principal or interest, (ii) breach of certain covenants contained in the Note Purchase Agreement or the 2022 Notes, (iii) failure to pay certain other indebtedness or the acceleration of certain other indebtedness prior to maturity if the total amount of such indebtedness unpaid or accelerated exceeds $10.0 million, (iv) the rendering of a judgment for the payment of money in excess of $10.0 million, (v) the failure of the Note Purchase Agreement, the 2022 Notes, or the guarantees by the subsidiary guarantors to be in full force and effect in all material respects and (vi) certain events of bankruptcy or insolvency. Generally, if an event of default occurs (subject to certain exceptions), the trustee or the holders of at least 51% in aggregate principal amount of the then outstanding 2022 Notes of any series may declare all of the 2022 Notes of such series to be due and payable immediately.

At March 31, 2015, we were in compliance with the covenants under the Note Purchase Agreement.

TLP Credit Facility

TLP is party to a credit agreement with a syndicate of banks that provides for a revolving credit facility (the “TLP Credit Facility”). The TLP Credit Facility provides for a maximum borrowing line of credit equal to the lesser of (i) $400 million and (ii) 4.75 times Consolidated EBITDA (as defined in the TLP Credit Facility). The terms of the TLP Credit Facility include covenants that restrict TLP’s ability to make cash distributions, acquisitions and investments, including investments in joint ventures. TLP may make distributions of cash to the extent of TLP’s “available cash” as defined in TLP’s partnership agreement. TLP may make acquisitions and investments that meet the definition of “permitted acquisitions”; “other investments” which may not exceed 5% of “consolidated net tangible assets”; and additional future “permitted JV investments” up to $125 million, which may include additional investments in BOSTCO. The principal balance of loans and any accrued and unpaid interest are due and payable in full on the maturity date of July 31, 2018.

The following table summarizes our basis in the assets and liabilities of TLP at March 31, 2015, inclusive of the impact of our acquisition accounting for the business combination with TransMontaigne (in thousands):

Cash and cash equivalents	$918
Accounts receivable—trade	9,069
Accounts receivable—affiliates	583
Inventories	1,361
Prepaid expenses and other current assets	1,410
Property, plant and equipment, net	475,506
Goodwill	28,074
Intangible assets, net	72,295
Investments in unconsolidated affiliates	255,073
Other noncurrent assets	2,458
Accounts payable—trade	(6,565)
Accounts payable—affiliates	(76)
Net intercompany payable	(1,965)
Accrued expenses and other payables	(8,715)
Advanced payments received from customers	(146)
Long-term debt	(250,000)
Other noncurrent liabilities	(3,541)
Net assets	$575,739

TLP may elect to have loans under the TLP Credit Facility bear interest either (i) at a rate of LIBOR plus a margin ranging from 2% to 3% depending on the total leverage ratio then in effect, or (ii) at the base rate plus a margin ranging from 1% to 2% depending on the total leverage ratio then in effect. TLP also pays a commitment fee on the unused amount of commitments, ranging from 0.375% to 0.5% per annum, depending on the total leverage ratio then in effect. For the period from July 1, 2014 to March 31, 2015, the weighted-average interest rate on borrowings under the TLP Credit Facility was approximately 2.10%. TLP’s obligations under the TLP Credit Facility are secured by a first priority security interest in favor of the lenders in the majority of TLP’s assets, including TLP’s investments in unconsolidated entities. At March 31, 2015, TLP had outstanding borrowings under the TLP Credit Facility of $250 million and no outstanding letters of credit.

The TLP Credit Facility also contains customary representations and warranties (including those relating to organization and authorization, compliance with laws, absence of defaults, material agreements and litigation) and customary events of default (including those relating to monetary defaults, covenant defaults, cross defaults and bankruptcy events). The primary financial covenants contained in the TLP Credit Facility are (i) a total leverage ratio test (not to exceed 4.75 times), (ii) a senior secured leverage ratio test (not to exceed 3.75 times) in the event TLP issues senior unsecured notes, and (iii) a minimum interest coverage ratio test (not less than 3.0 times). These financial covenants are based on a defined financial performance measure within the TLP Credit Facility known as “Consolidated EBITDA.”

TLP’s Credit Facility is non-recourse to NGL.

Other Long-Term Debt

We have executed various noninterest bearing notes payable, primarily related to non-compete agreements entered into in connection with acquisitions of businesses. We also have certain notes payable related to equipment financing.

Debt Maturity Schedule

The scheduled maturities of our long-term debt are as follows at March 31, 2015:

	Revolving				TLP	Other
	Credit	2019	2021	2022	Credit	Long-Term
Year Ending March 31,	Facility	Notes	Notes	Notes	Facility	Debt	Total
	(in thousands)
2016	$—	$—	$—	$—	$—	$4,473	$4,473
2017	—	—	—	—	—	2,567	2,567
2018	—	—	—	25,000	—	1,626	26,626
2019	1,390,500	—	—	50,000	250,000	362	1,690,862
2020	—	400,000	—	50,000	—	105	450,105
Thereafter	—	—	450,000	125,000	—	138	575,138
Total	$1,390,500	$400,000	$450,000	$250,000	$250,000	$9,271	$2,749,771

Previous Credit Facility

On June 19, 2012, we made a principal payment of $306.8 million to retire a then-existing revolving credit facility. Upon retirement of this facility, we wrote off the portion of the debt issuance cost intangible asset that had not yet been amortized. This expense is reported as “Loss on early extinguishment of debt” in our consolidated statement of operations for the year ended March 31, 2013.

Note 9—Income Taxes

We qualify as a partnership for income tax purposes. As such, we generally do not pay United States federal income tax. Rather, each owner reports his or her share of our income or loss on his or her individual tax return. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined, as we do not have access to information regarding each partner’s basis in the Partnership.

We have certain taxable corporate subsidiaries in the United States and in Canada, and our operations in Texas are subject to a state franchise tax that is calculated based on revenues net of cost of sales. Our fiscal years 2011 to 2014 generally remain subject to examination by federal, state, and Canadian tax authorities. We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

We acquired TransMontaigne Inc. on July 1, 2014. TransMontaigne Inc. and certain of its subsidiaries were taxable corporations until we converted them to non-taxable limited liability companies on December 31, 2014. The following table is a rollforward of the income tax liability associated with these entities (in thousands):

Acquisition-date deferred tax liability	$28,530
Income tax benefit (July 1, 2014 to December 31, 2014)	(6,276)
Tax payments	(21,397)
Current tax liability at March 31, 2015	$857

A publicly traded partnership is required to generate at least 90% of its gross income (as defined for federal income tax purposes) from certain qualifying sources. Income generated by our taxable corporate subsidiaries is excluded from this qualifying income calculation. Although we routinely generate income outside of our corporate subsidiaries that is non-qualifying, we believe that at least 90% of our gross income has been qualifying income for each of the calendar years since our IPO.

We evaluate uncertain tax positions for recognition and measurement in the consolidated financial statements. To recognize a tax position, we determine whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements. We had no material uncertain tax positions that required recognition in our consolidated financial statements at March 31, 2015 or 2014.

Note 10—Commitments and Contingencies

Legal Contingencies

We are party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of our management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our liabilities may change materially as circumstances develop.

Customer Dispute

A customer of our crude oil logistics segment disputed the transportation rate schedule we used to bill the customer for services that we provided from November 2012 through February 2013, which was the same rate schedule that Pecos used to bill the customer from April 2011 through October 2012 (prior to our November 1, 2012 acquisition of Pecos). During August 2013, the customer notified us that it intended to withhold payment due for services performed by us during the period from June 2013 through August 2013, pending resolution of the dispute, although the customer did not dispute the validity of the amounts billed for services performed during this time frame.

During September 2014, we reached an agreement with the former customer whereby the former customer agreed to pay us an agreed-upon amount to dismiss its claims against us, in return for which we agreed to dismiss our claims against the former customer. We did not record a gain or loss upon settlement, as the amount we received approximated the amount we had recorded as receivable from the customer.

Contractual Disputes

During the year ended March 31, 2015, we settled two separate contractual disputes and recorded $5.5 million of proceeds to other income in our consolidated statement of operations. Also during the year ended March 31, 2015, we offered to settle another contractual dispute, and recorded $1.2 million to other expense as an estimate of the probable loss.

Environmental Matters

Our operations are subject to extensive federal, state, and local environmental laws and regulations. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our business, and there can be no assurance that significant costs will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs. Accordingly, we have adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials designed to prevent material environmental or other damage, and to limit the financial liability that could result from such events. However, some risk of environmental or other damage is inherent in our business.

Asset Retirement Obligations

We have recorded a liability of $3.9 million at March 31, 2015 for asset retirement obligations. This liability is related to facilities for which we have contractual and regulatory obligations to perform remediation and, in some instances, dismantlement and removal activities when the assets are retired.

In addition to the obligations described above, we may be obligated to remove facilities or perform other remediation upon retirement of certain other assets. We do not believe the present value of these asset retirement obligations, under current laws and regulations, after taking into consideration the estimated lives of our facilities, is material to our consolidated financial position or results of operations.

Operating Leases

We have executed various noncancelable operating lease agreements for product storage, office space, vehicles, real estate, railcars, and equipment. Future minimum lease payments under these agreements at March 31, 2015 are as follows (in thousands):

Year Ending March 31,
2016	$119,817
2017	102,394
2018	87,302
2019	63,205
2020	53,423
Thereafter	115,704
Total	$541,845

Rental expense relating to operating leases was $125.5 million, $98.3 million, and $84.2 million during the years ended March 31, 2015, 2014, and 2013, respectively.

Pipeline Capacity Agreements

We have executed noncancelable agreements with crude oil and refined products pipeline operators, which guarantee us minimum monthly shipping capacity on the pipelines. In exchange, we are obligated to pay the minimum shipping fees in the event actual shipments are less than our allotted capacity. Future minimum throughput payments under these agreements at March 31, 2015 are as follows (in thousands):

Year Ending March 31,
2016	$122,052
2017	81,935
2018	82,016
2019	81,222
2020	53,511
Thereafter	90,972
Total	$511,708

Sales and Purchase Contracts

We have entered into sales and purchase contracts for products to be delivered in future periods for which we expect the parties to physically settle the contracts with inventory. At March 31, 2015, we had the following such commitments outstanding:

	Volume	Value
	(in thousands)
Purchase commitments:
Natural gas liquids fixed-price (gallons)	57,792	$35,476
Natural gas liquids index-price (gallons)	659,603	352,563
Crude oil index-price (barrels)	8,450	375,699
Sale commitments:
Natural gas liquids fixed-price (gallons)	104,153	77,674
Natural gas liquids index-price (gallons)	223,234	184,866
Crude oil fixed-price (barrels)	1,580	79,242
Crude oil index-price (barrels)	6,684	321,863

We account for the contracts shown in the table above as normal purchases and normal sales. Under this accounting policy election, we do not record the contracts at fair value at each balance sheet date; instead, we record the purchase or sale at the contracted value once the delivery occurs. Contracts in the table above may have offsetting derivative contracts (described in Note 12) or inventory positions (described in Note 2).

Certain other forward purchase and sale contracts do not qualify for the normal purchase and normal sale election. These contracts are recorded at fair value in our consolidated balance sheet and are not included in the table above. These contracts are included in the derivative disclosures in Note 12, and represent $33.2 million of our prepaid expenses and other current assets and $26.6 million of our accrued expenses and other payables at March 31, 2015.

Note 11—Equity

Partnership Equity

The Partnership’s equity consists of a 0.1% general partner interest and a 99.9% limited partner interest, which consists of common units. Prior to August 2014, the Partnership’s limited partner interest also included subordinated units. The subordination period ended in August 2014, at which time all remaining subordinated units were converted into common units on a one-for-one basis. Our general partner is not obligated to make any additional capital contributions or to guarantee or pay any of our debts and obligations.

Common Units Issued in Business Combinations

We issued common units as partial consideration for several acquisitions. These are summarized below:

March 31, 2013—
High Sierra combination	20,703,510
Retail propane combinations	850,676
Crude oil logistics and water solutions combinations	516,978
Pecos combination	1,834,414
Third Coast combination	344,680
Total	24,250,258
March 31, 2014—
Water solutions combinations	222,381
Crude oil logistics combinations	175,211
OWL combination	2,463,287
Total	2,860,879
March 31, 2015—
Retail propane combinations	132,100
Natural gas liquids storage combination	7,396,973
Water solutions combinations	1,322,032
Total	8,851,105

In connection with the completion of certain of these acquisitions, we amended our registration rights agreement, which provides for certain registration rights for certain holders of our common units.

Equity Issuances

The following table summarizes our equity issuances for fiscal years 2014 and 2015 (in millions, except unit amounts). There were no equity issuances during fiscal year 2013.

		Number of		Underwriting
	Type of	Common Units	Gross	Discounts and	Offering	Net
Issuance Date	Offering	Issued	Proceeds	Commissions	Costs	Proceeds
March 11, 2015	Public Offering	6,250,000	$172.3	$1.4	$0.2	$170.7
June 23, 2014	Public Offering	8,767,100	383.2	12.3	0.5	370.4
December 2, 2013	Private Placement	8,110,848	240.0	—	4.9	235.1
September 25, 2013	Public Offering	4,100,000	132.8	5.0	0.2	127.6
July 5, 2013	Public Offering	10,350,000	300.2	12.0	0.7	287.5

Our Distribution Policy

Our general partner has adopted a cash distribution policy that requires us to pay a quarterly distribution to unitholders as of the record date to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the general partner and its affiliates, referred to as “available cash.” The general partner will also receive, in addition to distributions on its 0.1% general partner interest, additional distributions based on the level of distributions to the limited partners. These distributions are referred to as “incentive distributions” or “IDRs.” Our general partner currently holds the IDRs, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest In Distributions” are the percentage interests of our general partner and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 0.1% general partner interest, and assume that our general partner has contributed any additional capital necessary to maintain its 0.1% general partner interest and has not transferred its IDRs.

					Marginal Percentage Interest In
	Total Quarterly				Distributions
	Distribution Per Unit				Unitholders	General Partner
Minimum quarterly distribution				$0.337500	99.9%	0.1%
First target distribution	above	$0.337500	up to	$0.388125	99.9%	0.1%
Second target distribution	above	$0.388125	up to	$0.421875	86.9%	13.1%
Third target distribution	above	$0.421875	up to	$0.506250	76.9%	23.1%
Thereafter	above	$0.506250			51.9%	48.1%

The following table summarizes the distributions declared subsequent to our IPO:

			Amount	Amount Paid To	Amount Paid To
Date Declared	Record Date	Date Paid	Per Unit	Limited Partners	General Partner
				(in thousands)	(in thousands)
July 25, 2011	August 3, 2011	August 12, 2011	$0.1669	$2,467	$3
October 21, 2011	October 31, 2011	November 14, 2011	0.3375	4,990	5
January 24, 2012	February 3, 2012	February 14, 2012	0.3500	7,735	10
April 19, 2012	April 30, 2012	May 15, 2012	0.3625	9,165	10
July 24, 2012	August 3, 2012	August 14, 2012	0.4125	13,574	134
October 17, 2012	October 29, 2012	November 14, 2012	0.4500	22,846	707
January 24, 2013	February 4, 2013	February 14, 2013	0.4625	24,245	927
April 25, 2013	May 6, 2013	May 15, 2013	0.4775	25,605	1,189
July 25, 2013	August 5, 2013	August 14, 2013	0.4938	31,725	1,739
October 23, 2013	November 4, 2013	November 14, 2013	0.5113	35,908	2,491
January 24, 2014	February 4, 2014	February 14, 2014	0.5313	42,150	4,283
April 24, 2014	May 5, 2014	May 15, 2014	0.5513	43,737	5,754
July 24, 2014	August 4, 2014	August 14, 2014	0.5888	52,036	9,481
October 24, 2014	November 4, 2014	November 14, 2014	0.6088	53,902	11,141
January 26, 2015	February 6, 2015	February 13, 2015	0.6175	54,684	11,860
April 24, 2015	May 5, 2015	May 15, 2015	0.6250	59,651	13,446

Several of our business combination agreements contained provisions that temporarily limited the distributions to which the newly issued units were entitled. The following table summarizes the number of equivalent units that were not eligible to receive a distribution on each of the record dates:

Equivalent Units
Record Date	Not Eligible
October 31, 2011	4,000,000
February 3, 2012	7,117,031
April 30, 2012	3,932,031
August 3, 2012	17,862,470
October 29, 2012	516,978
February 4, 2013	1,202,085
November 4, 2013	979,886
February 6, 2015	132,100
May 5, 2015	8,352,904

TLP’s Distribution Policy

TLP’s partnership agreement requires it to pay a quarterly distribution to unitholders as of the record date to the extent TLP has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to TLP’s general partner and its affiliates, referred to as “available cash.” TLP’s general partner will also receive, in addition to distributions on its 2.0% general partner interest, additional distributions based on the level of distributions to the limited partners. These distributions are referred to as “incentive distributions.” TLP’s general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in TLP’s partnership agreement.

The following table illustrates the percentage allocations of available cash from operating surplus between TLP’s unitholders and TLP’s general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest In Distributions” are the percentage interests of TLP’s general partner and TLP’s unitholders in any available cash from operating surplus TLP distributes up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus TLP distributes reaches the next target distribution level, if any. The percentage interests shown for TLP’s unitholders and TLP’s general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for TLP’s general partner include its 2.0% general partner interest, and assume that TLP’s general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest and has not transferred its incentive distribution rights.

					Marginal Percentage Interest In
	Total Quarterly				Distributions
	Distribution Per Unit				Unitholders	General Partner
Minimum quarterly distribution				$0.40	98%	2%
First target distribution	above	$0.40	up to	$0.44	98%	2%
Second target distribution	above	$0.44	up to	$0.50	85%	15%
Third target distribution	above	$0.50	up to	$0.60	75%	25%
Thereafter	above	$0.60			50%	50%

The following table summarizes the distributions declared by TLP subsequent to our acquisition of general and limited partner interests in TLP (exclusive of the distribution declared in July 2014, the proceeds of which we remitted to the former owners of TransMontaigne, pursuant to agreements entered into at the time of the business combination):

			Amount	Amount Paid	Amount Paid To
Date Declared	Record Date	Date Paid	Per Unit	To NGL	Other Partners
				(in thousands)	(in thousands)
October 13, 2014	October 31, 2014	November 7, 2014	$0.6650	$4,010	$8,614
January 8, 2015	January 30, 2015	February 6, 2015	0.6650	4,010	8,614
April 13, 2015	April 30, 2015	May 7, 2015	0.6650	4,007	8,617

Equity-Based Incentive Compensation

Our general partner has adopted a long-term incentive plan (“LTIP”), which allows for the issuance of equity-based compensation. Our general partner has granted certain restricted units to employees and directors, which vest in tranches, subject to the continued service of the recipients. The awards may also vest in the event of a change in control, at the discretion of the board of directors. No distributions accrue to or are paid on the restricted units during the vesting period.

The restricted units include awards that vest contingent on the continued service of the recipients through the vesting date (the “Service Awards”). The restricted units also include awards that are contingent both on the continued service of the recipients through the vesting date and also on the performance of our common units relative to other entities in the Alerian MLP Index (the “Index”) over specified periods of time (the “Performance Awards”).

The following table summarizes the Service Award activity during the years ended March 31, 2015, 2014 and 2013:

Unvested Service Award units at March 31, 2012	—
Units granted	1,684,400
Units vested and issued	(156,802)
Units withheld for employee taxes	(61,698)
Units forfeited	(21,000)
Unvested Service Award units at March 31, 2013	1,444,900
Units granted	494,000
Units vested and issued	(296,269)
Units withheld for employee taxes	(122,531)
Units forfeited	(209,000)
Unvested Service Award units at March 31, 2014	1,311,100
Units granted	2,093,139
Units vested and issued	(586,010)
Units withheld for employee taxes	(354,829)
Units forfeited	(203,000)
Unvested Service Award units at March 31, 2015	2,260,400

The scheduled vesting of our Service Award units is summarized below:

Year Ending March 31,	Number of Units
2016	739,500
2017	743,200
2018	679,200
2019	78,500
2020	20,000
Unvested Service Award units at March 31, 2015	2,260,400

We record the expense for the first tranche of each Service Award on a straight-line basis over the period beginning with the grant date of the awards and ending with the vesting date of the tranche. We record the expense for succeeding tranches over the period beginning with the vesting date of the previous tranche and ending with the vesting date of the tranche.

At each balance sheet date, we adjust the cumulative expense recorded using the estimated fair value of the awards at the balance sheet date. We calculate the fair value of the awards using the closing price of our common units on the New York Stock Exchange on the balance sheet date, adjusted to reflect the fact that the holders of the unvested units are not entitled to distributions during the vesting period. We estimate the impact of the lack of distribution rights during the vesting period using the value of the most recent distribution and assumptions that a market participant might make about future distribution growth.

We estimate that the future expense we will record on the unvested Service Award units at March 31, 2015 will be as follows (in thousands), after taking into consideration an estimate of forfeitures of approximately 129,000 units. For purposes of this calculation, we used the closing price of our common units on March 31, 2015, which was $26.23.

Year Ending March 31,
2016	$26,304
2017	16,938
2018	5,369
2019	1,033
2020	105
Total	$49,749

Following is a rollforward of the liability related to the Service Award units, which is reported within accrued expenses and other payables in our consolidated balance sheets (in thousands):

Balance at March 31, 2012	$—
Expense recorded	10,138
Value of units vested and issued	(3,657)
Taxes paid on behalf of participants	(1,438)
Balance at March 31, 2013	5,043
Expense recorded	17,804
Value of units vested and issued	(9,085)
Taxes paid on behalf of participants	(3,750)
Balance at March 31, 2014	10,012
Expense recorded	32,767
Value of units vested and issued	(23,134)
Taxes paid on behalf of participants	(13,491)
Balance at March 31, 2015	$6,154

The weighted-average fair value of the Service Award units at March 31, 2015 was $22.61 per common unit, which was calculated as the closing price of the common units on March 31, 2015, adjusted to reflect the fact that the restricted units are not entitled to distributions during the vesting period. The impact of the lack of distribution rights during the vesting period was estimated using the value of the most recent distribution and assumptions that a market participant might make about future distribution growth.

During April 2015, our general partner granted Performance Award units to certain employees. The maximum number of units that could vest on these Performance Awards for each vesting tranche is summarized below:

Maximum Performance
Vesting Date	Award Units
July 1, 2015	681,382
July 1, 2016	679,382
July 1, 2017	641,382
Total	2,002,146

The number of Performance Award units that will vest is contingent on the performance of our common units relative to the performance of the other entities in the Index. Performance will be calculated based on the return on our common units (including changes in the market price of the common units and distributions paid during the performance period) relative to the returns on the common units of the other entities in the Index. Performance will be measured over the following periods:

Vesting Date of Tranche	Performance Period for Tranche
July 1, 2015	July 1, 2012 through June 30, 2015
July 1, 2016	July 1, 2013 through June 30, 2016
July 1, 2017	July 1, 2014 through June 30, 2017

The percentage of the maximum Performance Award units that will vest will depend on the percentage of entities in the Index that NGL outperforms, as summarized in the table below:

Percentage of Entities in the	Percentage of Maximum
Index that NGL Outperforms	Performance Award Units to Vest
Less than 50%	0%
50%–75%	25%–50%
75%–90%	50%–100%
Greater than 90%	100%

Beginning in fiscal year 2016, we will record the expense for each of the three tranches on a straight-line basis over the period beginning with the April 2015 grant date and ending with the vesting date. At each balance sheet date, we will adjust the cumulative expense recorded using the estimated fair value of the awards at the balance sheet date. We will calculate the fair value of the awards using a Monte Carlo simulation.

The number of common units that may be delivered pursuant to awards under the LTIP is limited to 10% of the issued and outstanding common units. The maximum number of units deliverable under the plan automatically increases to 10% of the issued and outstanding common units immediately after each issuance of common units, unless the plan administrator determines to increase the maximum number of units deliverable by a lesser amount. Units withheld to satisfy tax withholding obligations are not considered to be delivered under the LTIP. In addition, when an award is forfeited, canceled, exercised, paid or otherwise terminates or expires without the delivery of units, the units subject to such award are again available for new awards under the LTIP. At March 31, 2015, approximately 7.1 million common units remain available for issuance under the LTIP.

Note 12—Fair Value of Financial Instruments

Our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current assets and liabilities (excluding derivative instruments) are carried at amounts which reasonably approximate their fair values due to their short-term nature.

Commodity Derivatives

The following table summarizes the estimated fair values of our commodity derivative assets and liabilities reported in our consolidated balance sheet at March 31, 2015:

	Derivative	Derivative
	Assets	Liabilities
	(in thousands)
Level 1 measurements	$83,779	$(3,969)
Level 2 measurements	34,963	(28,764)
	118,742	(32,733)

Netting of counterparty contracts (1)	(1,804)	1,804
Cash collateral provided (held)	(56,660)	2,979
Commodity derivatives on consolidated balance sheet	$60,278	$(27,950)

(1)         Relates to commodity derivative assets and liabilities that are expected to be net settled on an exchange or through a master netting arrangement with the counterparty.

The following table summarizes the estimated fair values of our commodity derivative assets and liabilities reported in our consolidated balance sheet at March 31, 2014:

	Derivative	Derivative
	Assets	Liabilities
	(in thousands)
Level 1 measurements	$4,990	$(3,258)
Level 2 measurements	49,605	(43,303)
	54,595	(46,561)

Netting of counterparty contracts (1)	(4,347)	4,347
Net cash collateral provided	456	—
Commodity derivatives on consolidated balance sheet	$50,704	$(42,214)

(1)         Relates to commodity derivative assets and liabilities that are expected to be net settled on an exchange or through a master netting arrangement with the counterparty.

Our commodity derivative assets and liabilities are reported in the following accounts in our consolidated balance sheets:

	March 31,
	2015	2014
	(in thousands)
Prepaid expenses and other current assets	$60,278	$50,704
Accrued expenses and other payables	(27,950)	(42,214)
Net commodity derivative asset	$32,328	$8,490

The following table summarizes our open commodity derivative contract positions at March 31, 2015 and 2014. We do not account for these derivatives as hedges.

		Net Long (Short)	Fair Value
		Notional	of
		Units	Net Assets
Contracts	Settlement Period	(Barrels)	(Liabilities)
		(in thousands)
At March 31, 2015—
Cross-commodity (1)	April 2015–March 2016	98	$(105)
Crude oil fixed-price (2)	April 2015–June 2015	(1,113)	(171)
Crude oil index-price (3)	April 2015–July 2015	751	1,835
Propane fixed-price (4)	April 2015–December 2016	193	(2,842)
Refined products fixed-price (4)	April 2015–December 2015	(3,005)	84,996
Other	April 2015–December 2015		2,296
			86,009
Net cash collateral held			(53,681)
Net commodity derivatives on consolidated balance sheet			$32,328
At March 31, 2014—
Cross-commodity (1)	April 2014–March 2015	140	$(1,876)
Crude oil fixed-price (2)	April 2014–March 2015	(1,600)	(2,796)
Crude oil index-price (3)	April 2014–December 2015	3,598	6,099
Propane fixed-price (4)	April 2014–March 2015	60	1,753
Refined products fixed-price (4)	April 2014–July 2014	732	560
Renewables fixed-price (4)	April 2014–July 2014	106	4,084
Other	April 2014		210
			8,034
Net cash collateral provided			456
Net commodity derivatives on consolidated balance sheet			$8,490

(1)         Cross-commodity—We may purchase or sell a physical commodity where the underlying contract pricing mechanisms are tied to different commodity price indices. The contracts listed in this table as “Cross-commodity” represent derivatives we have entered into as an economic hedge against the risk of one commodity price moving relative to another commodity price.

(2)         Crude oil fixed-price—Our crude oil logistics segment routinely purchases crude oil inventory to enable us to fulfill future orders expected to be placed by our customers. The contracts listed in this table as “Crude oil fixed-price” represent derivatives we have entered into as an economic hedge against the risk that crude oil prices will decline while we are holding the inventory.

(3)         Crude oil index-price—Our crude oil logistics segment may purchase or sell crude oil where the underlying contract pricing mechanisms are tied to different crude oil indices. These indices may vary in the type or location of crude oil, or in the timing of delivery within a given month. The contracts listed in this table as “Crude oil index-price” represent derivatives we have entered into as an economic hedge against the risk of one crude oil index moving relative to another crude oil index.

(4)         Commodity fixed-price—We may have fixed price physical obligations, including inventory, offset by floating price physical sales or have floating price physical purchases offset by fixed price physical sales. The contracts listed in the this table as “fixed-price” represent derivatives we have entered into as an economic hedge against the risk of mismatches between fixed and floating price physical obligations.

We recorded the following net gains (losses) from our commodity derivatives to cost of sales (in thousands):

Year Ending March 31,
2015	$219,421
2014	(43,655)
2013	(4,376)

Credit Risk

We maintain credit policies with regard to our counterparties on the derivative financial instruments that we believe minimize our overall credit risk, including an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements, which allow for netting of positive and negative exposure associated with a single counterparty.

We may enter into industry standard master netting agreements and may enter into cash collateral agreements requiring the counterparty to deposit funds into a brokerage margin account. The netting agreements reduce our credit risk by providing for net settlement of any offsetting positive and negative exposures with counterparties. The cash collateral agreements reduce the level of our net counterparty credit risk because the amount of collateral represents additional funds that we may access to net settle positions due us, and the amount of collateral adjusts each day in response to changes in the market value of counterparty derivatives.

Our counterparties consist primarily of financial institutions and energy companies. This concentration of counterparties may impact our overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.

Failure of a counterparty to perform on a contract could result in our inability to realize amounts that have been recorded in our consolidated balance sheets and recognized in our net income.

Interest Rate Risk

Our Revolving Credit Facility is variable-rate debt with interest rates that are generally indexed to bank prime or LIBOR interest rates. At March 31, 2015, we had $1.4 billion of outstanding borrowings under our Revolving Credit Facility at a rate of 2.18%. A change in interest rates of 0.125% would result in an increase or decrease of our annual interest expense of $1.7 million, based on borrowings outstanding at March 31, 2015.

The TLP Credit Facility is variable-rate debt with interest rates that are generally indexed to bank prime or LIBOR interest rates. At March 31, 2015, TLP had $250.0 million of outstanding borrowings under the TLP Credit Facility at a rate of 2.67%. A change in interest rates of 0.125% would result in an increase or decrease in TLP’s annual interest expense of $0.3 million, based on borrowings outstanding at March 31, 2015.

Fair Value of Fixed-Rate Notes

The following table provides estimates of the fair values of our fixed-rate notes at March 31, 2015 (in thousands):

5.125% Notes due 2019	$396,000
6.875% Notes due 2021	472,500
6.650% Notes due 2022	253,475

For the 2019 Notes and the 2021 Notes, the fair value estimates were developed based on publicly traded quotes. These fair value estimates would be classified as Level 1 in the fair value hierarchy.

For the 2022 Notes, the fair value estimate was developed using observed yields on publicly traded notes issued by other entities, adjusted for differences in the key terms of those notes and the key terms of our notes (examples include differences in the tenor of the debt, credit standing of the issuer, whether the notes are publicly traded, and whether the notes are secured or unsecured). This fair value estimate would be classified as Level 3 in the fair value hierarchy.

Note 13—Segments

Certain financial data related to our segments is shown below. Transactions between segments are recorded based on prices negotiated between the segments.

Our liquids and retail propane segments each consist of two divisions, which are organized based on the location of the operations. Our refined products and renewables segment began with our December 2013 acquisition of Gavilon Energy and expanded with our July 2014 acquisition of TransMontaigne.

Items labeled “corporate and other” in the table below include the operations of a compressor leasing business that we sold in February 2014 and certain natural gas marketing operations that we acquired in our December 2013 acquisition of Gavilon Energy and wound down during fiscal year 2014. The “corporate and other” category also includes certain corporate expenses that are incurred and are not allocated to the reportable segments. This data is included to reconcile the data for the reportable segments to data in our consolidated financial statements.

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Revenues:
Crude oil logistics—
Crude oil sales	$6,609,685	$4,559,923	$2,322,706
Crude oil transportation and other	55,535	36,469	16,442
Water solutions—
Service fees	105,682	58,161	34,792
Recovered hydrocarbons	81,762	67,627	19,542
Water transportation	10,760	17,312	7,893
Other revenues	1,838	—	—
Liquids—
Propane sales	1,263,113	1,632,948	841,448
Other product sales	1,111,434	1,231,965	858,276
Other revenues	31,294	31,062	33,954
Retail propane—
Propane sales	347,575	388,225	288,410
Distillate sales	106,037	127,672	106,192
Other revenues	35,585	35,918	35,856
Refined products and renewables—
Refined products sales	6,684,045	1,180,895	—
Renewables sales	473,885	176,781	—
Service fees	74,842	—	—
Corporate and other	1,916	437,713	4,233
Elimination of intersegment sales	(192,931)	(283,397)	(151,977)
Total revenues	$16,802,057	$9,699,274	$4,417,767

Depreciation and Amortization:
Crude oil logistics	$38,626	$22,111	$9,176
Water solutions	73,618	55,105	20,923
Liquids	13,513	11,018	11,085
Retail propane	31,827	28,878	25,496
Refined products and renewables	32,948	625	—
Corporate and other	3,417	3,017	2,173
Total depreciation and amortization	$193,949	$120,754	$68,853

Operating Income (Loss):
Crude oil logistics	$(35,832)	$678	$34,236
Water solutions	45,031	10,317	8,576
Liquids	45,072	71,888	30,336
Retail propane	64,075	61,285	46,869
Refined products and renewables	54,567	6,514	—
Corporate and other	(85,802)	(44,117)	(32,710)
Total operating income	$87,111	$106,565	$87,307

The following table summarizes additions to property, plant and equipment for each segment. This information has been prepared on the accrual basis, and includes property, plant and equipment acquired in acquisitions.

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Additions to property, plant and equipment:
Crude oil logistics	$58,747	$204,642	$89,860
Water solutions	186,007	100,877	137,116
Liquids	114,180	52,560	15,129
Retail propane	35,602	24,430	66,933
Refined products and renewables	573,954	1,238	—
Corporate and other	1,286	7,242	17,858
Total	$969,776	$390,989	$326,896

The following tables summarize long-lived assets (consisting of net property, plant and equipment, net intangible assets, and goodwill) and total assets by segment:

	March 31,
	2015	2014
	(in thousands)
Total assets:
Crude oil logistics	$2,337,188	$1,710,776
Water solutions	1,185,929	876,305
Liquids	713,547	556,152
Retail propane	542,476	541,832
Refined products and renewables	1,668,836	317,726
Corporate and other	99,525	144,840
Total	$6,547,501	$4,147,631

Long-lived assets, net:
Crude oil logistics	$1,327,538	$970,986
Water solutions	1,119,794	849,070
Liquids	534,560	275,836
Retail propane	467,652	438,324
Refined products and renewables	808,757	75,170
Corporate and other	50,192	47,961
Total	$4,308,493	$2,657,347

Note 14—Disposals and Impairments

During the year ended March 31, 2015, we sold a natural gas liquids terminal and recorded a loss in our consolidated statement of operations of $29.9 million, which included a loss on property, plant and equipment of $21.7 million and a loss of $8.2 million on goodwill allocated to the assets sold. This loss is reported within loss on disposal or impairment of assets, net in our consolidated statement of operations.

During the year ended March 31, 2015, we sold the water transportation business of our water solutions segment and recorded a loss in our consolidated statement of operations of $4.0 million, which included a loss on property, plant and equipment of $2.2 million and a loss of $1.8 million on goodwill allocated to the assets sold. This loss is reported within loss on disposal or impairment of assets, net in our consolidated statement of operations.

During the year ended March 31, 2015, we recorded a loss on abandonment of $3.1 million related to the property, plant and equipment of water disposal facilities that we have retired. This loss is reported within loss on disposal or impairment of assets, net in our consolidated statement of operations.

We acquired Gavilon Energy in December 2013, which operated a natural gas marketing business. During March 2014, we assigned all of the storage and transportation contracts of the natural gas marketing business to a third party. Since these contracts were at unfavorable terms relative to current market conditions, we paid $44.8 million to assign these contracts. We recorded a liability of $50.8 million related to these storage and transportation contracts in the acquisition accounting, and we amortized $6.0 million of this balance as a reduction to cost of sales during the period from the acquisition date through the date we assigned the contracts. We also assigned all forward purchase and sale contracts and all financial derivative contracts, and thereby wound down the natural gas business. Our consolidated statement of operations for the year ended March 31, 2014 includes $1.4 million of operating income related to the natural gas business, which is reported within “corporate and other” in the segment disclosures in Note 13.

We acquired High Sierra in June 2012, which operated a compressor leasing business. We sold the compressor leasing business in February 2014 for $10.8 million (net of the amount due to the owner of the noncontrolling interest in the business). We recorded a gain on the sale of the business of $4.4 million, $1.6 million of which was attributable to the disposal of the noncontrolling interest. We reported the gain as a reduction to loss on disposal or impairment of assets, net in our consolidated statement of operations. Our consolidated statement of operations for the year ended March 31, 2014 includes $2.3 million of operating income related to the compressor leasing business, which is reported within “corporate and other” in the segment disclosures in Note 13.

During the year ended March 31, 2014, we recorded an impairment of $5.3 million to the property, plant and equipment of one of our natural gas liquids terminals in our liquids segment, which is reported within loss on disposal or impairment of assets, net in our consolidated statement of operations.

During the year ended March 31, 2014, two of our water solutions facilities in our water solutions segment experienced damage to their property, plant and equipment as a result of lightning strikes. We recorded a write-down to property, plant and equipment of $1.5 million related to these incidents, which is reported within loss on disposal or impairment of assets, net in our consolidated statement of operations.

Note 15—Transactions with Affiliates

SemGroup Corporation (“SemGroup”) holds ownership interests in our general partner. We sell product to and purchase product from SemGroup, and these transactions are included within revenues and cost of sales in our consolidated statements of operations. We also lease crude oil storage from SemGroup.

We purchase ethanol from one of our equity method investees. These transactions are reported within cost of sales in our consolidated statements of operations.

Certain members of our management own interests in entities which we have purchased products and services and to which we have sold products and services. The majority of our transactions with such entities represented crude oil purchases and sales and are reported within revenues or cost of sales in our consolidated statements of operations, although $27.5 million of these transactions during the year ended March 31, 2015 represented capital expenditures and were recorded as increases to property, plant and equipment.

The above transactions are summarized in the following table:

	Year Ended March 31,
	2015	2014	2013
	(in thousands)
Sales to SemGroup	$88,276	$160,993	$54,726
Purchases from SemGroup	130,134	300,164	102,351
Sales to equity method investees	14,493	—	—
Purchases from equity method investees	149,828	47,731	—
Sales to entities affiliated with management	2,151	110,824	16,828
Purchases from entities affiliated with management	29,419	120,038	60,942

Receivables from affiliates consist of the following:

	March 31,
	2015	2014
	(in thousands)
Receivables from SemGroup	$13,443	$7,303
Receivables from equity method investees	652	—
Receivables from entities affiliated with management	3,103	142
Total	$17,198	$7,445

Payables to affiliates consist of the following:

	March 31,
	2015	2014
	(in thousands)
Payables to SemGroup	$11,546	$27,738
Payables to equity method investees	6,788	48,454
Payables to entities affiliated with management	7,460	654
Total	$25,794	$76,846

We also have a loan receivable of $8.2 million at March 31, 2015 from one of our equity method investees. A portion of the loan matures August 29, 2018 and the remaining portion matures August 29, 2019.

We completed a merger with High Sierra in June 2012. We paid $91.8 million of cash, net of $5.0 million of cash acquired, and issued 18,018,468 common units to acquire High Sierra Energy, LP. We also paid $97.4 million of High Sierra Energy, LP’s long-term debt and other obligations. Our general partner acquired High Sierra Energy GP, LLC by paying $50.0 million of cash and issuing equity. Our general partner then contributed its ownership interests in High Sierra Energy GP, LLC to us, in return for which we paid our general partner $50.0 million of cash and issued 2,685,042 common units to our general partner.

During the year ended March 31, 2014, we completed the acquisition of a crude oil logistics business owned by an employee. We paid $11.0 million of cash for this acquisition. During the year ended March 31, 2013, we completed two business combinations with entities in which members of our management owned interests. We paid $14.0 million of cash (net of cash acquired) on a combined basis for these two acquisitions. We also paid $5.0 million under a non-compete agreement to an employee.

Note 16—Other Matters

Purchase of Pipeline Capacity Allocations

On certain interstate refined product pipelines, shipment demand exceeds available capacity, and capacity is allocated to shippers based on their historical shipment volumes. During the year ended March 31, 2015, we paid $24.2 million to acquire certain refined product pipeline capacity allocations from other shippers.

Crude Oil Rail Transloading Facility

In October 2014, we announced plans to build a crude oil rail transloading facility, backed by executed producer commitments. Subsequent to executing these commitments, the producers requested to be released from the commitments. We agreed to release the producers from their commitments in return for which the producers paid us a specified amount in March 2015 and committed to pay us specified additional amounts over a period of five years. In addition, one of the producers committed to pay us a specified fee on each barrel of crude oil it produces in a specified basin over a period of seven years. Upon execution of these agreements in March 2015, we recorded a gain of $31.6 million to other income in our consolidated statement of operations, net of certain project abandonment costs.

Prior to terminating these contracts, we leased certain railcars that we expected to utilize to service the contracts with the producers. We will attempt to sublease these railcars or utilize them in our other operations, but we are unable to predict to what extent we will be able to utilize these railcars.

Grand Mesa Pipeline, LLC

In September 2014, we entered into a joint venture with RimRock Midstream, LLC (“RimRock”), whereby each party owned a 50% interest in Grand Mesa. Grand Mesa is constructing a crude oil pipeline originating in Weld County, Colorado and terminating at our Cushing, Oklahoma terminal. In October 2014, Grand Mesa completed a successful open season in which it received the requisite support, in the form of ship-or-pay volume commitments from multiple shippers, to begin construction of a 20-inch pipeline system. In November 2014, we acquired RimRock’s 50% ownership interest in Grand Mesa for $310.0 million in cash and allocated the purchase price to a customer commitment intangible asset. We anticipate that the pipeline will commence service in the second half of calendar year 2016, at which time we will begin to amortize this intangible asset.

Note 17—Quarterly Financial Data (Unaudited)

Our summarized unaudited quarterly financial data is presented below. The computation of net income per common unit is done separately by quarter and year. The total of net income per common unit of the individual quarters may not equal the net income per common unit for the year, due primarily to the income allocation between the general partner and limited partners and variations in the weighted-average units outstanding used in computing such amounts.

Our retail propane segment’s business is seasonal due to weather conditions in our service areas. Propane sales to residential and commercial customers are affected by winter heating season requirements, which generally results in higher operating revenues and net income during the period from October through March of each year and lower operating revenues and either net losses or lower net income during the period from April through September of each year. Our liquids segment is also subject to seasonal fluctuations, as demand for propane and butane is typically higher during the winter months. Our operating revenues from our other segments are less weather sensitive. Additionally, the acquisitions described in Note 4 impact the comparability of the quarterly information within the year, and year to year.

	Quarter Ended				Year Ended
	June 30,	September 30,	December 31,	March 31,	March 31,
	2014	2014	2014	2015	2015
	(in thousands, except unit and per unit data)
Total revenues	$3,648,614	$5,380,526	$4,552,146	$3,220,771	$16,802,057
Total cost of sales	$3,534,053	$5,179,465	$4,311,668	$2,933,021	$15,958,207
Net income (loss) (1)	$(39,910)	$(15,879)	$(5,269)	$90,942	$29,884
Net income (loss) attributable to parent equity (1)	$(39,975)	$(19,224)	$(10,918)	$86,778	$16,661
Income (loss) per common unit, basic and diluted (1)	$(0.61)	$(0.34)	$(0.26)	$0.78	$(0.29)
Weighted average common units outstanding—basic and diluted	74,126,205	88,331,653	88,545,764	94,447,339	86,359,300

	Quarter Ended				Year Ended
	June 30,	September 30,	December 31,	March 31,	March 31,
	2013	2013	2013	2014	2014
	(in thousands, except unit and per unit data)
Total revenues	$1,385,957	$1,593,937	$2,743,445	$3,975,935	$9,699,274
Total cost of sales	$1,303,076	$1,488,850	$2,576,029	$3,764,744	$9,132,699
Net income (loss)	$(17,508)	$(932)	$24,052	$43,146	$48,758
Net income (loss) attributable to parent equity	$(17,633)	$(941)	$23,898	$42,331	$47,655
Income (loss) per common unit, basic and diluted	$(0.35)	$(0.05)	$0.27	$0.46	$0.51
Weighted average common units outstanding—basic and diluted	47,703,313	58,909,389	67,941,726	73,421,309	61,970,471

(1)         As described in Note 16, in March 2015, we agreed to release certain producers from certain commitments in return for which the producers paid us a specified amount in March 2015 and committed to pay us specified additional amounts over a period of five years. Upon execution of these agreements in March 2015, we recorded a gain of $31.6 million to other income in our consolidated statement of operations, net of certain project abandonment costs.

Note 18—Subsequent Events

Water Solutions Facility Acquisitions

As described in Note 4, we are party to a development agreement that provides us a right to purchase water treatment and disposal facilities developed by the other party to the agreement. During April and May 2015, we purchased three water treatment and disposal facilities under this development agreement. On a combined basis, the purchase price for these facilities was $39.0 million of cash.

Note 19—Consolidating Guarantor and Non-Guarantor Financial Information

Certain of our wholly owned subsidiaries have, jointly and severally, fully and unconditionally guaranteed the 2019 Notes and the 2021 Notes (described in Note 8). Pursuant to Rule 3-10 of Regulation S-X, we have presented in columnar format the consolidating financial information for NGL Energy Partners LP, NGL Energy Finance Corp. (which, along with NGL Energy Partners LP, is a co-issuer of the 2019 Notes and 2021 Notes), the guarantor subsidiaries on a combined basis, and the non-guarantor subsidiaries on a combined basis in the tables below.

During the periods presented in the tables below, the status of certain subsidiaries changed, in that they either became guarantors of or ceased to be guarantors of the 2019 Notes and 2021 Notes. Such changes have been given retrospective application in the tables below.

There are no significant restrictions upon the ability of the parent or any of the guarantor subsidiaries to obtain funds from their respective subsidiaries by dividend or loan, other than restrictions contained in TLP’s Credit Facility. None of the assets of the guarantor subsidiaries (other than the investments in non-guarantor subsidiaries) represent restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X under the Securities Act of 1933, as amended.

For purposes of the tables below, (i) the consolidating financial information is presented on a legal entity basis, (ii) investments in consolidated subsidiaries are accounted for as equity method investments, and (iii) contributions, distributions, and advances to or from consolidated entities are reported on a net basis within net changes in advances with consolidated entities in the consolidating cash flow tables below.

NGL ENERGY PARTNERS LP

Consolidating Balance Sheet

(U.S. Dollars in Thousands)

	March 31, 2015
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor	Consolidating
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,115	$—	$9,757	$2,431	$—	$41,303
Accounts receivable—trade, net of allowance for doubtful accounts	—	—	1,007,001	17,225	—	1,024,226
Accounts receivable—affiliates	5	—	16,610	583	—	17,198
Inventories	—	—	440,026	1,736	—	441,762
Prepaid expenses and other current assets	—	—	104,528	16,327	—	120,855
Total current assets	29,120	—	1,577,922	38,302	—	1,645,344

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation	—	—	1,093,018	524,371	—	1,617,389
GOODWILL	—	—	1,372,690	30,071	—	1,402,761
INTANGIBLE ASSETS, net of accumulated amortization	17,834	—	1,195,896	74,613	—	1,288,343
INVESTMENTS IN UNCONSOLIDATED ENTITIES	—	—	217,600	255,073	—	472,673
NET INTERCOMPANY RECEIVABLES (PAYABLES)	1,363,792	—	(1,319,724)	(44,068)	—	—
INVESTMENTS IN CONSOLIDATED SUBSIDIARIES	1,834,738	—	56,690	—	(1,891,428)	—
LOAN RECEIVABLE—AFFILIATES	—	—	8,154	—	—	8,154
OTHER NONCURRENT ASSETS	—	—	110,120	2,717	—	112,837
Total assets	$3,245,484	$—	$4,312,366	$881,079	$(1,891,428)	$6,547,501

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable—trade	$—	$—	$820,441	$12,939	$—	$833,380
Accounts payable—affiliates	—	—	25,690	104	—	25,794
Accrued expenses and other payables	19,690	—	165,819	9,607	—	195,116
Advance payments received from customers	—	—	53,903	331	—	54,234
Current maturities of long-term debt	—	—	4,413	59	—	4,472
Total current liabilities	19,690	—	1,070,266	23,040	—	1,112,996

LONG-TERM DEBT, net of current maturities	1,100,000	—	1,395,100	250,199	—	2,745,299
OTHER NONCURRENT LIABILITIES	—	—	12,262	3,824	—	16,086

EQUITY
Partners’ equity	2,125,794	—	1,834,738	604,125	(2,438,754)	2,125,903
Accumulated other comprehensive loss	—	—	—	(109)	—	(109)
Noncontrolling interests	—	—	—	—	547,326	547,326
Total equity	2,125,794	—	1,834,738	604,016	(1,891,428)	2,673,120
Total liabilities and equity	$3,245,484	$—	$4,312,366	$881,079	$(1,891,428)	$6,547,501

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2019 Notes and 2021 Notes. Since the parent received the proceeds from the issuance of the 2019 Notes and 2021 Notes, all activity has been reflected in the parent column.

NGL ENERGY PARTNERS LP

Consolidating Balance Sheet

(U.S. Dollars in Thousands)

	March 31, 2014
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor	Consolidating
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,181	$—	$8,728	$531	$—	$10,440
Accounts receivable—trade, net of allowance for doubtful accounts	—	—	864,789	13,115	—	877,904
Accounts receivable—affiliates	—	—	7,445	—	—	7,445
Inventories	—	—	306,434	3,726	—	310,160
Prepaid expenses and other current assets	—	—	80,294	56	—	80,350
Total current assets	1,181	—	1,267,690	17,428	—	1,286,299

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation	—	—	770,516	65,332	—	835,848
GOODWILL	—	—	1,083,395	1,998	—	1,085,393
INTANGIBLE ASSETS, net of accumulated amortization	12,721	—	721,753	1,632	—	736,106
INVESTMENTS IN UNCONSOLIDATED ENTITIES	—	—	194,821	—	—	194,821
NET INTERCOMPANY RECEIVABLES (PAYABLES)	764,995	—	(720,737)	(44,258)	—	—
INVESTMENTS IN CONSOLIDATED SUBSIDIARIES	1,462,502	—	17,673	—	(1,480,175)	—
OTHER NONCURRENT ASSETS	—	—	9,043	121	—	9,164
Total assets	$2,241,399	$—	$3,344,154	$42,253	$(1,480,175)	$4,147,631

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable—trade	$—	$—	$705,344	$13,959	$—	$719,303
Accounts payable—affiliates	—	—	73,703	3,143	—	76,846
Accrued expenses and other payables	14,820	—	124,923	1,947	—	141,690
Advance payments received from customers	—	—	29,891	74	—	29,965
Current maturities of long-term debt	—	—	7,058	22	—	7,080
Total current liabilities	14,820	—	940,919	19,145	—	974,884

LONG-TERM DEBT, net of current maturities	700,000	—	929,754	80	—	1,629,834
OTHER NONCURRENT LIABILITIES	—	—	10,979	81	—	11,060

EQUITY
Partners’ equity	1,526,579	—	1,462,691	22,994	(1,485,449)	1,526,815
Accumulated other comprehensive loss	—	—	(189)	(47)	—	(236)
Noncontrolling interests	—	—	—	—	5,274	5,274
Total equity	1,526,579	—	1,462,502	22,947	(1,480,175)	1,531,853
Total liabilities and equity	$2,241,399	$—	$3,344,154	$42,253	$(1,480,175)	$4,147,631

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2021 Notes. Since the parent received the proceeds from the issuance of the 2021 Notes, all activity has been reflected in the parent column.

NGL ENERGY PARTNERS LP

Consolidating Statement of Operations

(U.S. Dollars in Thousands)

	Year Ended March 31, 2015
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor	Consolidating
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Adjustments	Consolidated

REVENUES	$—	$—	$16,648,382	$189,979	$(36,304)	$16,802,057

COST OF SALES	—	—	15,934,529	59,825	(36,147)	15,958,207

OPERATING COSTS AND EXPENSES:
Operating	—	—	314,621	57,555	—	372,176
Loss on disposal or impairment of assets, net	—	—	11,619	29,565	—	41,184
General and administrative	—	—	131,898	17,532	—	149,430
Depreciation and amortization	—	—	161,906	32,043	—	193,949

Operating Income (Loss)	—	—	93,809	(6,541)	(157)	87,111

OTHER INCOME (EXPENSE):
Earnings of unconsolidated entities	—	—	6,640	5,463	—	12,103
Interest expense	(65,723)	—	(39,023)	(5,423)	46	(110,123)
Other income, net	—	—	36,953	264	(46)	37,171

Income (Loss) Before Income Taxes	(65,723)	—	98,379	(6,237)	(157)	26,262

INCOME TAX (PROVISION) BENEFIT	—	—	3,795	(173)	—	3,622

EQUITY IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	82,384	—	(19,633)	—	(62,751)	—

Net Income (Loss)	16,661	—	82,541	(6,410)	(62,908)	29,884

LESS: NET INCOME ALLOCATED TO GENERAL PARTNER					(45,679)	(45,679)

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS					(13,223)	(13,223)

NET INCOME (LOSS) ALLOCATED TO LIMITED PARTNERS	$16,661	$—	$82,541	$(6,410)	$(121,810)	$(29,018)

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2019 Notes and 2021 Notes.

NGL ENERGY PARTNERS LP

Consolidating Statement of Operations

(U.S. Dollars in Thousands)

	Year Ended March 31, 2014
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor	Consolidating
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Adjustments	Consolidated

REVENUES	$—	$—	$9,560,124	$139,519	$(369)	$9,699,274

COST OF SALES	—	—	9,011,011	122,057	(369)	9,132,699

OPERATING COSTS AND EXPENSES:
Operating	—	—	250,841	8,958	—	259,799
Loss (gain) on disposal or impairment of assets, net	—	—	6,373	(2,776)	—	3,597
General and administrative	—	—	73,756	2,104	—	75,860
Depreciation and amortization	—	—	117,573	3,181	—	120,754

Operating Income	—	—	100,570	5,995	—	106,565

OTHER INCOME (EXPENSE):
Earnings of unconsolidated entities	—	—	1,898	—	—	1,898
Interest expense	(31,818)	—	(27,031)	(51)	46	(58,854)
Other income (expense), net	—	—	202	(70)	(46)	86

Income (Loss) Before Income Taxes	(31,818)	—	75,639	5,874	—	49,695

INCOME TAX PROVISION	—	—	(937)	—	—	(937)

EQUITY IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	79,473	—	4,771	—	(84,244)	—

Net Income	47,655	—	79,473	5,874	(84,244)	48,758

LESS: NET INCOME ALLOCATED TO GENERAL PARTNER					(14,148)	(14,148)

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS					(1,103)	(1,103)

NET INCOME ALLOCATED TO LIMITED PARTNERS	$47,655	$—	$79,473	$5,874	$(99,495)	$33,507

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2021 Notes.

NGL ENERGY PARTNERS LP

Consolidating Statement of Operations

(U.S. Dollars in Thousands)

	Year Ended March 31, 2013
	NGL Energy
	Partners LP	Guarantor	Non-Guarantor	Consolidating
	(Parent)	Subsidiaries	Subsidiaries	Adjustments	Consolidated

REVENUES	$—	$4,409,198	$8,878	$(309)	$4,417,767

COST OF SALES	—	4,038,251	1,168	(309)	4,039,110

OPERATING COSTS AND EXPENSES:
Operating	—	164,870	4,742	—	169,612
Loss on disposal or impairment of assets, net	—	74	113	—	187
General and administrative	—	52,461	237	—	52,698
Depreciation and amortization	—	66,916	1,937	—	68,853

Operating Income	—	86,626	681	—	87,307

OTHER INCOME (EXPENSE):
Interest expense	(13,041)	(19,951)	(48)	46	(32,994)
Loss on early extinguishment of debt	—	(5,769)	—	—	(5,769)
Other income (expense), net	—	1,666	(99)	(46)	1,521

Income (Loss) Before Income Taxes	(13,041)	62,572	534	—	50,065

INCOME TAX PROVISION	—	(1,875)	—	—	(1,875)

EQUITY IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	60,981	284	—	(61,265)	—

Net Income	47,940	60,981	534	(61,265)	48,190

LESS: NET INCOME ALLOCATED TO GENERAL PARTNER				(2,917)	(2,917)

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS				(250)	(250)

NET INCOME ALLOCATED TO LIMITED PARTNERS	$47,940	$60,981	$534	$(64,432)	$45,023

NGL ENERGY PARTNERS LP

Consolidating Statements of Comprehensive Income (Loss)

(U.S. Dollars in Thousands)

	Year Ended March 31, 2015
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor	Consolidating
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net income (loss)	$16,661	$—	$82,541	$(6,410)	$(62,908)	$29,884

Other comprehensive income (loss)	—	—	189	(62)	—	127

Comprehensive income (loss)	$16,661	$—	$82,730	$(6,472)	$(62,908)	$30,011

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2019 Notes and 2021 Notes.

	Year Ended March 31, 2014
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor	Consolidating
	(Parent) (2)	Finance Corp. (2)	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net income	$47,655	$—	$79,473	$5,874	$(84,244)	$48,758

Other comprehensive loss	—	—	(189)	(71)	—	(260)

Comprehensive income	$47,655	$—	$79,284	$5,803	$(84,244)	$48,498

(2)         The parent and NGL Energy Finance Corp are co-issuers of the 2021 Notes.

	Year Ended March 31, 2013
	NGL Energy
	Partners LP	Guarantor	Non-Guarantor	Consolidating
	(Parent)	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net income	$47,940	$60,981	$534	$(61,265)	$48,190

Other comprehensive loss	—	—	(7)	—	(7)

Comprehensive income	$47,940	$60,981	$527	$(61,265)	$48,183

NGL ENERGY PARTNERS LP

Consolidating Statement of Cash Flows

(U.S. Dollars in Thousands)

	Year Ended March 31, 2015
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Consolidated
OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$(59,448)	$—	$287,956	$33,886	$262,394

INVESTING ACTIVITIES:
Purchases of long-lived assets	—	—	(198,847)	(4,913)	(203,760)
Purchases of pipeline capacity allocations	—	—	(24,218)	—	(24,218)
Purchase of equity interest in Grand Mesa Pipeline	—	—	(310,000)	—	(310,000)
Acquisitions of businesses, including acquired working capital, net of cash acquired	(124,281)	—	(831,505)	(5,136)	(960,922)
Cash flows from commodity derivatives	—	—	199,165	—	199,165
Proceeds from sales of assets	—	—	11,806	14,456	26,262
Investments in unconsolidated entities	—	—	(13,244)	(20,284)	(33,528)
Distributions of capital from unconsolidated entities	—	—	5,030	5,793	10,823
Loan for facility under construction	—	—	(63,518)	—	(63,518)
Payments on loan for facility under construction	—	—	1,625	—	1,625
Loans to affiliates	—	—	(8,154)	—	(8,154)
Other	—	—	4	—	4
Net cash used in investing activities	(124,281)	—	(1,231,856)	(10,084)	(1,366,221)

FINANCING ACTIVITIES:
Proceeds from borrowings under revolving credit facilities	—	—	3,663,000	101,500	3,764,500
Payments on revolving credit facilities	—	—	(3,194,500)	(85,500)	(3,280,000)
Issuance of notes	400,000	—	—	—	400,000
Payments on other long-term debt	—	—	(6,666)	(22)	(6,688)
Debt issuance costs	(8,150)	—	(2,926)	—	(11,076)
Contributions from general partner	823	—	—	—	823
Contributions from noncontrolling interest owners	—	—	—	9,433	9,433
Distributions to partners	(242,595)	—	—	—	(242,595)
Distributions to noncontrolling interest owners	—	—	—	(27,147)	(27,147)
Proceeds from sale of common units, net of offering costs	541,128	—	—	—	541,128
Taxes paid on behalf of equity incentive participants	—	—	(13,491)	—	(13,491)
Net changes in advances with consolidated entities	(479,543)	—	499,709	(20,166)	—
Other	—	—	(197)	—	(197)
Net cash provided by financing activities	211,663	—	944,929	(21,902)	1,134,690
Net increase in cash and cash equivalents	27,934	—	1,029	1,900	30,863
Cash and cash equivalents, beginning of period	1,181	—	8,728	531	10,440
Cash and cash equivalents, end of period	$29,115	$—	$9,757	$2,431	$41,303

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2019 Notes and 2021 Notes.

NGL ENERGY PARTNERS LP

Consolidating Statement of Cash Flows

(U.S. Dollars in Thousands)

	Year Ended March 31, 2014
	NGL Energy
	Partners LP	NGL Energy	Guarantor	Non-Guarantor
	(Parent) (1)	Finance Corp. (1)	Subsidiaries	Subsidiaries	Consolidated
OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$(16,625)	$—	$99,754	$2,107	$85,236

INVESTING ACTIVITIES:
Purchases of long-lived assets	—	—	(118,455)	(46,693)	(165,148)
Acquisitions of businesses, including acquired working capital, net of cash acquired	(334,154)	—	(932,373)	(2,283)	(1,268,810)
Cash flows from commodity derivatives	—	—	(35,956)	—	(35,956)
Proceeds from sales of assets	—	—	12,884	11,776	24,660
Investments in unconsolidated entities	—	—	(11,515)	—	(11,515)
Distributions of capital from unconsolidated entities	—	—	1,591	—	1,591
Other	—	—	540	(735)	(195)
Net cash used in investing activities	(334,154)	—	(1,083,284)	(37,935)	(1,455,373)

FINANCING ACTIVITIES:
Proceeds from borrowings under revolving credit facilities	—	—	2,545,500	—	2,545,500
Payments on revolving credit facilities	—	—	(2,101,000)	—	(2,101,000)
Issuance of notes	450,000	—	—	—	450,000
Proceeds from borrowings on other long-term debt	—	—	780	100	880
Payments on other long-term debt	—	—	(8,802)	(17)	(8,819)
Debt issuance costs	(12,931)	—	(11,664)	—	(24,595)
Contributions from general partner	765	—	—	—	765
Contributions from noncontrolling interest owners	—	—	—	2,060	2,060
Distributions to partners	(145,090)	—	—	—	(145,090)
Distributions to noncontrolling interest owners	—	—	—	(840)	(840)
Proceeds from sale of common units, net of offering costs	650,155	—	—	—	650,155
Net changes in advances with consolidated entities	(590,939)	—	556,238	34,701	—
Net cash provided by financing activities	351,960	—	981,052	36,004	1,369,016
Net increase (decrease) in cash and cash equivalents	1,181	—	(2,478)	176	(1,121)
Cash and cash equivalents, beginning of period	—	—	11,206	355	11,561
Cash and cash equivalents, end of period	$1,181	$—	$8,728	$531	$10,440

(1)         The parent and NGL Energy Finance Corp. are co-issuers of the 2021 Notes.

NGL ENERGY PARTNERS LP

Consolidating Statement of Cash Flows

(U.S. Dollars in Thousands)

	Year Ended March 31, 2013
	NGL Energy
	Partners LP	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Consolidated
OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$(12,428)	$140,794	$4,268	$132,634

INVESTING ACTIVITIES:
Purchases of long-lived assets	—	(59,903)	(12,572)	(72,475)
Acquisitions of businesses, including acquired working capital, net of cash acquired	(452,087)	(38,718)	—	(490,805)
Cash flows from commodity derivatives	—	11,579	—	11,579
Proceeds from sales of assets	—	5,080	—	5,080
Net cash used in investing activities	(452,087)	(81,962)	(12,572)	(546,621)

FINANCING ACTIVITIES:
Proceeds from borrowings under revolving credit facilities	—	1,227,975	—	1,227,975
Payments on revolving credit facilities	—	(964,475)	—	(964,475)
Issuance of notes	250,000	—	—	250,000
Proceeds from borrowings on other long-term debt	—	634	19	653
Payments on other long-term debt	—	(4,837)	—	(4,837)
Debt issuance costs	(777)	(19,412)	—	(20,189)
Contributions from general partner	510	—	—	510
Contributions from noncontrolling interest owners	—	—	403	403
Distributions to partners	(71,608)	—	—	(71,608)
Distributions to noncontrolling interest owners	—	—	(74)	(74)
Proceeds from sale of common units, net of offering costs	(642)	—	—	(642)
Net changes in advances with consolidated entities	286,991	(295,105)	8,114	—
Net cash provided by (used in) financing activities	464,474	(55,220)	8,462	417,716
Net increase (decrease) in cash and cash equivalents	(41)	3,612	158	3,729
Cash and cash equivalents, beginning of period	41	7,594	197	7,832
Cash and cash equivalents, end of period	$—	$11,206	$355	$11,561